As filed with the Securities and Exchange Commission on February 10, 2006
Registration No. 333-129942

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WHITING PETROLEUM CORPORATION*
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1311	20-0098515
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300
(303) 837-1661
(Address, Including ZIP Code and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
James J. Volker
Chairman, President and Chief Executive Officer
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300
(303) 837-1661
(Name, Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copy to:
Benjamin F. Garmer, III, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306
(414) 271-2400

      Approximate date of commencement of proposed sale to the public: As soon as practicable following consummation of the exchange offer described in this registration statement.
      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*TABLE OF ADDITIONAL REGISTRANTS

	State or	Primary Standard
	Other	Industrial	I.R.S. Employer
	Jurisdiction of	Classification	Identification
Name, Address and Telephone Number(1)	Incorporation	Number	Number

Whiting Programs, Inc.	Delaware	1311	84-0865622
Whiting Oil and Gas Corporation	Delaware	1311	84-0918829
Equity Oil Company	Colorado	1311	87-0129795

(1)	The address for each of these additional registrants is 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300. Their telephone number is (303) 837-1661.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated February 10, 2006
PROSPECTUS
Whiting Petroleum Corporation
Offer to Exchange
All Outstanding
7% Senior Subordinated Notes due 2014
$250,000,000 Aggregate Principal Amount
for
New 7% Senior Subordinated Notes due 2014
$250,000,000 Aggregate Principal Amount

•	We are offering to exchange new registered 7% senior subordinated notes due 2014 for all of our outstanding unregistered 7% senior subordinated notes due 2014.

•	The exchange offer expires at 11:59 p.m., New York City time, on , unless we extend it.

•	The terms of the new notes are substantially identical to those of the old notes, except that the new notes will not have securities law transfer restrictions and registration rights relating to the old notes and the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

•	The new notes will be unconditionally guaranteed, jointly and severally, by certain of our subsidiaries on a senior subordinated basis.

•	All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged.

•	You may withdraw your tender of old notes any time before the exchange offer expires.

•	We will not receive any proceeds from the exchange offer.

•	No established trading market for the new notes currently exists. The new notes will not be listed on any securities exchange or included in any automated quotation system.

•	The exchange of notes will not be a taxable event for U.S. federal income tax purposes.
       See “Risk Factors” beginning on page 23 for a discussion of risk factors that you should consider before deciding to exchange your old notes for new notes.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

      Unless the context otherwise requires, references in this prospectus to “Whiting,” “we,” “us,” “our” or “ours” refer to Whiting Petroleum Corporation, together with its only operating subsidiary, Whiting Oil and Gas Corporation. When the context requires, we refer to these entities separately.
      This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide you without charge upon your request, a copy of any documents that we incorporate by reference, other than exhibits to those documents that are not specifically incorporated by reference into those documents. You may request a copy of a document by writing to Bruce R. DeBoer, Vice President, General Counsel and Corporate Secretary, Whiting Petroleum Corporation, 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300, or by calling Mr. DeBoer at (303) 837-1661. To ensure timely delivery, you must request the information no later than five business days before the completion of the exchange offer. Therefore, you must make any request on or before                     , 2006.

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read carefully this entire prospectus, including “Risk Factors,” and the documents we incorporate by reference into this prospectus. We have provided definitions for the oil and natural gas terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” included in this prospectus.
About Our Company
      We are an independent oil and natural gas company engaged in exploitation, acquisition, exploration and production activities primarily in the Permian Basin, Rocky Mountains, Mid-Continent, Gulf Coast and Michigan regions of the United States.
      Since our inception in 1980, we have built a strong asset base and achieved steady growth through both property acquisitions and exploitation activities. During 2005, we have completed four separate acquisitions of producing properties for an aggregate purchase price of $897.7 million. The proved reserves of the acquired properties are estimated to be approximately 801.9 Bcfe as of the acquisition effective dates, representing an average cost of $1.12 per Mcfe of estimated proved reserves acquired. As of July 1, 2005 and on a pro forma basis for these acquisitions, our estimated proved reserves totaled 1,642.6 Bcfe, representing an 89.8% increase in our proved reserves since January 1, 2005. Our pro forma estimated September 2005 average daily production was 238.0 MMcfe/d, representing a 26.7% increase over our December 2004 average daily production and implying a pro forma average reserve life of approximately 18.9 years.
      The following table summarizes our pro forma estimated proved reserves and pre-tax PV10% value in our core areas and our pro forma standardized measure of discounted future net cash flows as of July 1, 2005, in each case giving effect to our acquisitions of the Postle properties and the North Ward Estes and ancillary properties, which closed on October 4, 2005, as if such acquisitions had occurred as of July 1, 2005, and our pro forma estimated September 2005 average daily production, giving effect to our acquisition of the North Ward Estes and ancillary properties. Pro forma September 2005 average daily production includes the actual production for the North Ward Estes and ancillary properties during September 2005, which was prior to our acquisition of these properties.

	Pro Forma Proved Reserves					Pro Forma
						September 2005
					Pre-Tax	Average Daily
	Oil	Natural	Total	% Natural	PV10%	Production
Core Area	(MMbbl)	Gas (Bcf)	(Bcfe)	Gas	Value(4)	(MMcfe)

					(In millions)
Permian Basin(1)	113.0	85.6	763.6	11.2%	$1,741.9	72.4
Rocky Mountains(2)	43.1	121.8	380.6	32.0%	963.3	74.7
Mid-Continent(3)	41.4	36.2	284.7	12.7%	747.9	32.4
Gulf Coast	3.9	99.6	123.3	80.8%	452.4	39.0
Michigan	2.0	78.2	90.4	86.5%	249.4	19.5

Total	203.5	421.4	1,642.6	25.7%	$4,154.9	238.0

Discounted Future Income Taxes					$(1,311.4)

Standardized Measure of Discounted Future Net Cash Flows					$2,843.5

(1)	Pro forma to include estimated proved reserves of 76.9 MMbbl oil, 31.3 Bcf gas and 492.5 Bcfe total, a pre-tax PV10% value of $922.5 million and 34.7 MMcfe of September 2005 average daily production for the North Ward Estes and ancillary properties.

(2)	Includes total estimated proved reserves of 10.1 Bcfe and a pre-tax PV10% value of $32.0 million in California and total estimated proved reserves of 5.6 Bcfe and a pre-tax PV10% value of $19.5 million in Canada.

(3)	Pro forma to include estimated proved reserves of 37.9 MMbbl oil, 14.2 Bcf gas and 241.5 Bcfe, a pre-tax PV10% value of $643.1 million.

(4)	Pre-tax PV10% value may be considered a non-GAAP financial measure as defined by the SEC and is derived from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. Pre-tax PV10% value is computed on the same basis as the standardized measure of discounted future net cash flows but without deducting future income taxes. We believe pre-tax PV10% value is a useful measure for investors for evaluating the relative monetary significance of our oil and natural gas properties. We further believe investors may utilize our pre-tax PV10% value as a basis for comparison of the relative size and value of our reserves to other companies because many factors that are unique to each individual company impact the amount of future income taxes to be paid. Our management uses this measure when assessing the potential return on investment related to our oil and natural gas properties and acquisitions. However, pre-tax PV10% value is not a substitute for the standardized measure of discounted future net cash flows. Our pre-tax PV10% value and the standardized measure of discounted future net cash flows do not purport to present the fair value of our oil and natural gas reserves.
      We expect to continue to build on our successful acquisition track record and seek property acquisitions that complement our existing core properties. Additionally, we believe that our significant drilling inventory, combined with our operating experience and efficient cost structure, provide us with significant organic growth opportunities. We have budgeted approximately $180 million for development drilling capital expenditures in 2005. Through September 30, 2005, we have invested $114.6 million of our budgeted expenditures for the drilling of 171 gross (78.4 net) wells with 150 productive wells, representing an 88% success rate. Based on current availability and access to drilling rigs in our areas of operations, we anticipate significant drilling activity during the remainder of the year.
Celero Acquisitions
      In 2005, we acquired from Celero Energy, LP the operated interests in two producing oil and gas fields as well as positions in several other smaller fields, totaling 734.0 Bcfe of estimated proved reserves. On August 4, 2005, we acquired properties in the Postle Field, located in the Oklahoma Panhandle, and on October 4, 2005, we acquired properties in the North Ward Estes Field and certain other smaller fields, located in the Permian Basin.
      The effective date of both acquisitions was July 1, 2005. The total purchase price was approximately $802.2 million comprised of $343 million in cash paid at the closing of the Postle properties and $442 million in cash paid at the closing of the North Ward Estes properties along with 441,500 shares of our common stock. We funded the acquisition of the Postle properties through borrowings under the credit agreement of Whiting Oil and Gas Corporation, our wholly-owned subsidiary. We funded the acquisition of the North Ward Estes properties with the net proceeds from the private placement of our 7% Senior Subordinated Notes due 2014 and our common stock offering, both of which closed on October 4, 2005.
      Postle Field. The Postle Field, located in Texas County, Oklahoma, includes five producing units and one producing lease covering a total of approximately 25,600 gross acres (24,223 net) with working interests of 94% to 100%. Three of the units are currently under CO2 enhanced recovery projects. There are currently 88 producing wells and 78 injection wells completed in the Morrow zone at 6,100 feet. The Postle properties produced at an estimated average net daily rate of 4,122 barrels of oil (including NGLs) and 1,025 Mcf of natural gas during the month of September 2005. In the Postle Field, the estimated proved reserves are 53% PDP, 4% PDNP and 43% PUD.
      The Postle Field was initially developed in the early 1960’s and unitized for waterflood in 1967. Enhanced recovery projects using CO2 were initiated in 1995 and continue in three of the five units. We plan to expand the current CO2 projects into the rest of the units. These expansion projects include the restoration of shut-in wells and the drilling of new producing and injection wells. This expansion work is underway, with two drilling rigs and six workover rigs currently active in the field.
      In connection with the acquisition of the Postle properties, we acquired 100% ownership of the Dry Trails Gas Plant located in the Postle field. This gas processing plant separates CO2 gas from the produced wellhead mixture of hydrocarbon and CO2 gas, so that the CO2 gas can be reinjected into the producing formation. Plans are underway to increase the plant capacity from its current capacity of 43 MMcf/d to 83 MMcf/d by 2007 to support the expanded CO2 injection projects.
      We also acquired a 60% interest in the 120 mile TransPetco operated CO2 transportation pipeline serving the Postle Field, thereby assuring the delivery of CO2 at a fair tariff. A long-term CO2 purchase agreement was recently executed with a major integrated oil and gas company to provide the necessary CO2 for the expansion planned in the field.
      North Ward Estes. The North Ward Estes Field includes six base leases with 100% working interest in 58,000 gross and net acres in Ward and Winkler Counties, Texas. There are currently approximately 580 producing wells and 180 injection wells. The Yates formation at 2,600 feet is the primary producing zone with additional production from other zones including the Queen at 3,000 feet. As part of this acquisition, we also acquired the rights to deeper horizons under 34,590 gross acres in the North Ward Estes Field. The North Ward Estes properties produced at an estimated average net daily rate of 4,185 barrels of oil (including NGLs) and 2,974 Mcf of natural gas during the month of September 2005. In the North Ward Estes Field, the estimated proved reserves are approximately 16% PDP, 17% PDNP and 67% PUD.
      The North Ward Estes Field was initially developed in the 1930’s and full scale waterflooding was initiated in 1955. A CO2 enhanced recovery project was implemented in the core of the field in 1989, but was terminated in 1996 after a successful top lease by a third party. We plan to expand the waterflood operations in the field as well as reinitiate a CO2 project in 2007.
      Included in the North Ward Estes acquisition were interests in certain other fields encompassing approximately 51,200 gross acres (33,000 net). These other fields include approximately 800 oil and gas wells within the Permian Basin of Texas and New Mexico. These properties produced at an estimated average net daily rate of 800 barrels of oil (including NGLs) and 1,898 Mcf of natural gas during the month of September 2005. Combining the North Ward Estes and other fields, the estimated proved reserves of 492.5 Bcfe are approximately 20% PDP, 16% PDNP and 64% PUD.
      Low Cost Acquisition in Core Operational Areas. Based on the purchase price of approximately $802.2 million and estimated proved reserves of 734.0 Bcfe as of the effective date of the acquisitions, we acquired the Celero properties for approximately $1.09 per Mcfe of estimated proved reserves. With the acquisition of the North Ward Estes properties, we added estimated proved reserves of 492.5 Bcfe to our Permian Basin region, making it our largest region comprising 46.5% of our pro forma total estimated proved reserves as of July 1, 2005, up from 32% as of January 1, 2005. Our addition of the Postle Field estimated proved reserves of 241.5 Bcfe increased our Mid-Continent region reserves to 17.3% of our pro forma total estimated proved reserves as of July 1, 2005, up from 3% as of January 1, 2005.
      Additional Near-Term Celero Property Development Opportunities. The aggregate estimated total proved reserves for the Celero properties are approximately 31% PDP, 12% PDNP and 57% PUD. An active development program is underway, and we expect to commit to capital expenditures of approximately $197 million from July 2005 through 2006. Total capital expenditures of approximately $533 million, including $166 million for CO2 purchases, are estimated to be required for future development of the proved reserves. In total, we expect to spend approximately 80% of the $533 million of total development capital over the next 5 1/2 years. The addition of the future $533 million capital expenditures to the approximately $802.2 million acquisition price would yield an all-in acquisition and development cost of $1.82 per Mcfe.
      Integration Plan. We hired 47 of Celero’s field level employees, many of whom have extensive experience in the acquired fields. In addition, we assumed Celero’s Midland, Texas, office lease and hired 27 of Celero’s technical and support office staff. We expect that the acquired properties will continue to be operated and managed by the current personnel and the ongoing development activity to continue without interruption. In addition to the benefits of field level continuity, we believe that there are meaningful opportunities to share technical expertise between our existing staff and Celero’s employees to the benefit of both the Celero properties and our existing properties.
Other Recent Acquisitions
      Institutional Partnerships Interests. On June 23, 2005, we completed our acquisition of all of the limited partnership interests in three institutional partnerships managed by our wholly-owned subsidiary Whiting Programs, Inc. The purchase price was $30.5 million for estimated proved reserves of approximately 17.4 Bcfe as of the acquisition effective date, resulting in a cost of $1.75 per Mcfe of estimated proved reserves. The partnership properties are located in Louisiana, Texas, Arkansas, Oklahoma and Wyoming. The average daily production from the properties was 4.0 MMcfe/d as of the effective date of the acquisition. We funded the acquisition using cash on hand.
      Green River Basin. On March 31, 2005, we completed our acquisition of operated interests in five producing gas fields in the Green River Basin of Wyoming. The purchase price was $65.0 million for estimated proved reserves of approximately 50.5 Bcfe as of the acquisition effective date, resulting in a cost of $1.29 per Mcfe of estimated proved reserves. We operate approximately 95% of the average daily production from the properties, which was 6.3 MMcfe/d as of the effective date of the acquisition. We funded the acquisition through borrowings under our wholly-owned subsidiary Whiting Oil and Gas Corporation’s credit agreement.
Business Strategy
      Our goal is to generate meaningful growth in both production and free cash flow by investing in oil and gas projects with attractive rates of return on capital employed. To date, we have achieved this goal largely through the acquisition of additional reserves in our core areas. Based on the extensive property base we have built, we now have several economically attractive opportunities to exploit and develop our oil and natural gas properties and explore our acreage positions for production growth and additional proved reserves. Specifically, we have focused, and plan to continue to focus, on the following:
      Developing and Exploiting Existing Properties. Our existing property base and our acquisitions over the past two years have provided us with significant low-risk opportunities for exploitation and development drilling. Including the Celero acquisitions, we currently have an identified drilling inventory of approximately 1,300 gross wells that we believe will add substantial production over the next five years. Our drilling inventory consists largely of the development of our proved undeveloped reserves for which we have spent significant time evaluating the costs and expected results.
      Additionally, we have several opportunities to apply enhanced recovery techniques that we expect will increase proved reserves and extend the productive lives of our mature fields. Once integrated, we anticipate meaningfully increasing production from the Celero properties through the use of secondary and tertiary recovery techniques, including water and CO2 floods. Our existing expertise, as well as the expertise of the Celero field employees we expect to retain subsequent to the acquisition, should enable us to effectively implement these recovery techniques over the next several years.
      Growing Through Accretive Acquisitions. Since our initial public offering in November 2003, we have announced eleven acquisitions totaling 1.2 Tcfe of estimated total proved reserves. Our experienced team of management, engineering and geoscience professionals has developed and refined an acquisition program designed to increase reserves and complement our existing properties, including identifying and evaluating acquisition opportunities, negotiating and closing purchases, and managing acquired properties. As a result of our disciplined approach, we have achieved significant growth in our core areas at an average cost of $1.16 per Mcfe of proved reserves through these eleven acquisitions.
      Pursuing High-Return Organic Reserve Additions. Our strategy includes the allocation of 10% to 20% of our annual drilling budget to higher risk projects, including step-out development drilling, trend extensions and exploration, that we believe will add substantially to our proved reserves and cash flow. Although exploration has not been the most significant driver of our growth, we believe that we can prudently and successfully grow in part through exploratory activities given our technical team’s experience with advanced drilling techniques and our expanded base of operations. Following the Celero acquisitions, we own interests in approximately 555,100 gross (333,000 net) undeveloped acres as well as additional rights to deeper horizons within many of our developed acreage positions.
      Disciplined Financial Approach. Our goal is to remain financially strong, yet flexible, through the prudent management of our balance sheet and active management of commodity price volatility. We have historically funded our acquisitions and growth activity through a combination of equity and debt issuances, bank borrowings and internally generated cash flow, as appropriate, to maintain our strong financial position. To support cash flow generation on our existing properties and secure acquisition economics, we periodically enter into derivative contracts. Typically, we use no-cost collars to provide an attractive base commodity price level while maintaining the ability to benefit from improvements in commodity prices.
Competitive Strengths
      We believe that our key competitive strengths lie in our balanced asset portfolio, our experienced management and technical team and our commitment to effective application of new technologies.
      Balanced, Long-Lived Asset Base. As of October 1, 2005 and pro forma for the North Ward Estes acquisition, we had interests in 8,583 productive wells across 1,050,540 gross (483,630 net) developed acres in our five core geographical areas. We believe this geographic mix of properties and organic drilling opportunities, combined with our continuing business strategy of acquiring and exploiting properties in these areas, presents us with multiple opportunities for success in executing our strategy because we are not dependent on any particular producing regions or geological formations. As a result of the Celero acquisitions, we have enhanced the production stability and reserve life of our developed reserves. Additionally, the Celero properties contain identifiable growth opportunities to significantly increase production in the near- and intermediate-term.
      Experienced Management Team. Our management team averages over 25 years of experience in the oil and natural gas industry. Our personnel have extensive experience in each of our core geographical areas and in all of our operational disciplines. In addition, each of our acquisition professionals has at least 20 years of experience in the evaluation, acquisition and operational assimilation of oil and natural gas properties.
      Commitment to Technology. In each of our core operating areas, we have accumulated detailed geologic and geophysical knowledge and have developed significant technical and operational expertise. In recent years, we have developed considerable expertise in conventional and 3-D seismic imaging and interpretation. Our technical team has access to approximately 1,294 square miles of 3-D seismic data, digital well logs and other subsurface information. This data is analyzed with state of the art geophysical and geological computer resources dedicated to the accurate and efficient characterization of the subsurface oil and gas reservoirs that comprise our asset base. Computer applications, such as the WellView® software system, enable us to quickly generate reports and schematics on our wells. In addition, our information systems enable us to update our production databases through daily uploads from hand held computers in the field. This commitment to technology has increased the productivity and efficiency of our field operations development activities.
Major Development Plans
      We are engaged in drilling activities throughout our core regions. The following tables set forth the number of productive and non-productive wells we have drilled through September 30, 2005, the estimated number of remaining wells we expect to drill in 2005 and our estimated capital expenditures during 2005 both for our company including the Celero properties from their dates of acquisition and for the Celero properties separately from their dates of acquisition. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled and quantities of reserves found or economic value.

Whiting Petroleum Corporation (Including Celero)

Mid-
	Permian	Rocky		Continent/
	Basin	Mountains	Gulf Coast	Michigan	Total

Wells drilled during 2005 (gross/net)
Productive	36/23.6	60/18.3	19/10.0	35/12.6	150/64.5
Non-productive	6/4.8	7/3.8	3/2.1	5/3.2	21/13.9
Estimated remaining wells to be drilled in 2005 (gross/net)	105/84.9	58/51.6	25/11.5	32/14.2	220/162.2
Estimated maximum capital expenditures during 2005 (in millions)	$54.0	$54.0	$39.0	$33.0	$180.0

Celero

North
	Ward Estes	Postle	Total

Wells drilled during 2005 (gross/net)
Productive	—	3/3.0	3/3.0
Non-productive	—	1/1.0	1/1.0
Estimated remaining wells to be drilled in 2005 (gross/net)	74/74.0	5/5.0	79/79.0
Estimated maximum capital expenditures during 2005 (in millions)	$37.0	$12.9	$49.9

Permian Basin
      North Ward Estes Field. An active workover and drilling program is underway with five shallow drilling rigs, 15 workover rigs and one intermediate depth rig active in the North Ward Estes Field. Capital expenditures of approximately $417 million are estimated to be required for future development of the North Ward Estes Field, including approximately $127 million for CO2 purchases, which will be capitalized, and approximately $290 million for tangible and intangible workover and drilling costs.
      An active refracturing program in the Yates formation in the North Ward Estes Field is underway. The new stimulations have been successful in repairing wellbore damage and opening additional pay. Over 100 refracs have been performed during 2005 and they continue at a pace of approximately eight to ten per week. Development projects, including waterflood restoration, infill drilling and lateral extension of the Yates reservoir, are also underway. The waterflood restoration program includes reactivation of shut-in producing wells and injection wells as well as the drilling of new wells to complete waterflood patterns. Additional drilling plans include 10 acre infill wells and step-out wells extending the Eastern edge of the Yates reservoir. Approximately 60 wells have undergone workovers and about 50 new wells have been drilled during 2005.
      Development plans for future years include the reactivation and expansion of the CO2 flood in the Yates formation, which was active in the field from 1989 thru 1996. The CO2 development plans are scheduled to begin in 2007 following the restoration and expansion of the waterflood operation.
      The intermediate depth drilling rig is active in the North Ward Estes Field drilling deeper pays, primarily the Penn formation. Three Penn wells have been drilled in 2005, with two on production and the third completing. A fourth Penn well is currently drilling. Other deeper horizons to be tested with additional drilling target the Montoya and Ellenburger.
      Parkway Field. We own a non-operated position in the Parkway (Delaware) Unit located in Eddy County, New Mexico. Production is from three sands within the Brushy Canyon, a sub group of the Delaware. This field is under active waterflood, and the operator is converting the 5 spot flood to a 9 spot pattern. Six wells have been drilled during 2005 and additional drilling is scheduled later in 2005 or early 2006.
      Would Have Field. We have continued development of this field with a total of nine wells drilled during 2005 targeting the Clearfork — Would Have, Dillard and the Canyon Reef. We have purchased additional interests on the east side of the property and are moving forward with the expansion of the waterflood to the east side of the field.
      Keystone Field. Currently, two drilling rigs are drilling Wichita Albany test wells in the Keystone Field. We have plans to keep one to two rigs active in the field for the remainder of the year drilling Wichita Albany, Devonian and possibly Ellenburger objectives. We completed a 3-D seismic survey over this field in June 2005 and are using this information to refine these drilling targets and identify additional objectives in this multi-pay field.
      Parks Field. This field is located in Stephens County, Texas and produces from several reservoirs, with primary production from the Caddo Lime at a depth of approximately 3,200 feet. This reservoir in Parks Field was never waterflooded and our plans are to re-drill the wells and install a waterflood. During 2005, we have drilled a total of nine Caddo formation wells. We are in the process of completing these wells.
      Signal Peak Field. We have participated in the drilling of four Wolfcamp wells in the Signal Peak Field during 2005. Two of these wells have been completed, drilling operations on the remaining two wells have just finished and completion operations are underway. Additional drilling is scheduled later in 2005.

Rocky Mountains Region
      In the Williston Basin of North Dakota and Montana, we are currently operating two rigs capable of drilling new wells. We have also signed a contract for a third rig, which is scheduled to be delivered in October 2005. In addition, we have been utilizing a smaller rig to drill horizontal casing exits and the horizontal sections on existing wells.
      Big Stick (Madison) Unit. During early summer 2005, a 3-D seismic survey was completed over the Big Stick Field. The objective of this survey was to help us better understand the unitized formation, the Madison, and to identify additional deeper drilling opportunities in the Duperow and Red River. In early 2004, the Egly 20-1 well was placed on production as a Red River gas well. In May 2005, the Egly achieved a cumulative production of over one Bcf of gas. Information from the 3-D seismic survey indicates we have additional Red River opportunities in the field.
      Nisku A Drilling Program. During 2005, we have drilled a total of eight casing exit and grassroot horizontal Nisku “A” wells. Currently, we have 14 Nisku wells on production and one is being completed.
      Siberia Ridge Field. In the Siberia Ridge Field, we currently have 21 approved permits. Drilling was initiated in early September 2005. We plan to drill seven wells by the end of 2005. A total of 44 potential infill locations exist on our leases in the Siberia Ridge Field.
      Hiawatha West Field. Early in 2005, three wells were drilled in the Hiawatha West Field. These wells could not be completed at that time due to lease restrictions regarding wildlife in the area. In July 2005, drilling operations resumed, and in mid-August completion operations were initiated. Currently, we have fracture stimulated five of the wells and we are drilling our seventh well. We plan to have drilled and completed a total of ten wells by the end of 2005.

Mid-Continent Region
      Postle Field. An active workover and drilling program is underway with two drilling rigs and six workover rigs currently active in the Postle Field. Approximately $111 million of capital expenditures are estimated to be required for future development of the Postle Field, including $39 million for CO2 purchases, which will be capitalized, and $1 million related to the PDNP reserves, which includes returning wells to production and workovers. Development of the PUD reserves will require an estimated $93 million of capital expenditures, including approximately $22 million of CO2 purchases. The workovers are targeted at restoring production in shut-in wells and improving production and injection volumes in active wells. New wells are being drilled to optimize patterns in the existing CO2 projects as well as expand the waterflood and CO2 floods into additional areas. Work has also commenced to expand the capacity of the Dry Trails Gas Plant to handle the increased volumes of wellhead CO2 and hydrocarbon gas that will be associated with the expansion plans.

Gulf Coast Region
      South Midway Field. We are engaged in an active drilling program in the South Midway Field. South Midway is operated by EOG Resources, Inc. and a typical well targets multiple geo-pressured Lower Frio sands below 10,000 feet. A typical well will penetrate up to a dozen productive sands. Multiple fracture stimulation treatments are performed to allow these wells to produce. Additional pay exists behind pipe and will be produced once the existing production drops off. This drilling program has been aided by the use of a 25 square mile 3-D seismic survey that was acquired prior to initiating the drilling. We estimate that a total of ten wells will be drilled in South Midway during 2005.
      Stuart City Reef Trend. We are continuing development of both the Edwards Reservoir at approximately 14,000 feet and the Wilcox reservoir at approximately 10,000 feet. The Edwards is being accessed with high angle well bores. Currently, we have one rig actively drilling Edwards wells. Our initial well, the Julia Mott 7-H was productive. The second well, the Pohl #3H is being completed and drilling operations have just begun on the Eilers #3H. Seven Wilcox wells have been drilled in 2005, of which four are productive and one well is being completed. The first horizontal well, the Pinson Slaughter 2H, was drilled in March 2005. This well tested the Speary oil reservoir at the base of the Wilcox.
      Agua Dulce Field. Additional seismic information was acquired last year over the Agua Dulce Field. Information analyzed from this data has led to the selection of six additional well locations in the Agua Dulce Field. Arrangements have been made to move a rig into the field in October 2005 and to initiate a continuous drilling program in the field that will extend into 2006.

Michigan Region
      Clayton Field. Drilling operations are being completed on the second of two wells drilled in the Clayton field. The target reservoir for these wells is the Glenwood and the Prairie du Chein. These wells were drilled utilizing a slight underbalance condition while drilling the pay zones. Additional hydrocarbons were encountered in a zone that had not previously produced. The first well, the Clayton Unit 44-31 was completed in this new zone and initial production rates and reservoir pressure have been strong.
Credit Agreement
      On August 31, 2005, Whiting Oil and Gas Corporation, our wholly-owned subsidiary, entered into a $1.2 billion credit agreement with a syndicate of lending institutions. Our borrowing base under the credit agreement increased to $850.0 million after the closing of our acquisition of the North Ward Estes properties and was offset by a reduction in our borrowing base of $62.5 million upon the closing of the private placement of our 7% Senior Subordinated Notes due 2014, resulting in a borrowing base of $787.5 million. For more information about our credit agreement, see our Current Report on Form 8-K, dated August 31, 2005, filed with the Securities and Exchange Commission, or SEC.
Common Stock Offering
      On October 4, 2004, we sold 6,612,500 shares of our common stock in a public offering at a price of $43.60 per share to the public. We used the net proceeds from the common stock offering, in addition to the proceeds of from the private placement of the old notes, to pay the cash portion of the purchase price for the acquisition of the North Ward Estes properties and to repay a portion of the debt currently outstanding under Whiting Oil and Gas Corporation’s credit agreement that we incurred in connection with the acquisition of the Postle properties.
Corporate Information
      Whiting Petroleum Corporation was incorporated in Delaware on July 18, 2003 for the sole purpose of becoming a holding company of Whiting Oil and Gas Corporation in connection with our initial public offering. Whiting Oil and Gas Corporation was incorporated in Delaware in 1983.
      Our principal executive offices are located at 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300, and our telephone number is (303) 837-1661.

The Exchange Offer

Old Notes	We sold $250,000,000 aggregate principal amount of our 7% Senior Subordinated Notes due 2014, which are unconditionally guaranteed, jointly and severally, by some of our subsidiaries on a senior subordinated basis, to the initial purchasers on October 4, 2005. In this prospectus, we refer to those notes as the old notes. The initial purchasers resold the old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act of 1933.

Registration Rights Agreement	When we sold the old notes, we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to provide you and all other holders of the old notes the opportunity to exchange your unregistered old notes for a new series of substantially identical notes that we have registered under the Securities Act. The exchange offer is being made for that purpose.

New Notes	We are offering to exchange the old notes for 7% Senior Subordinated Notes due 2014 that we have registered under the Securities Act, which are unconditionally guaranteed, jointly and severally, by some of our subsidiaries on a senior subordinated basis. In this prospectus, we refer to those registered notes as the new notes. The terms of the new notes and the old notes are substantially identical except:

• the new notes will be issued in a transaction that will have been registered under the Securities Act;

• the new notes will not contain securities law restrictions on transfer; and

• the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

The Exchange Offer	We are offering to exchange $1,000 principal amount of the new notes for each $1,000 principal amount of your old notes. As of the date of this prospectus, $250,000,000 aggregate principal amount of the old notes are outstanding. For procedures for tendering, see “The Exchange Offer — Procedures for Tendering Old Notes.”

Expiration Date	The exchange offer will expire at 11:59 p.m., New York City time, on , unless we extend it.

Resales of New Notes	We believe that the new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

• you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

• you are acquiring the new notes in the ordinary course of your business; and

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the new notes.

If you are an affiliate of ours, or are engaging in or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the new notes, then:

• you may not rely on the applicable interpretations of the staff of the SEC;

• you will not be permitted to tender old notes in the exchange offer; and

• you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the old notes.

Each participating broker dealer that receives new notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker dealer as a result of market making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Any broker-dealer that acquired old notes from us may not rely on the applicable interpretations of the staff of the SEC and must comply with registration and prospectus delivery requirements of the Securities Act (including being named as a selling securityholder) in connection with any resales of the old notes or the new notes.

Acceptance of Old Notes and Delivery of New Notes	We will accept for exchange any and all old notes that are validly tendered in the exchange offer and not withdrawn before the offer expires. The new notes will be delivered promptly following the exchange offer.

Withdrawal Rights	You may withdraw your tender of old notes at any time before the exchange offer expires.

Conditions of the Exchange Offer	The exchange offer is subject to the following conditions, which we may waive:

• the exchange offer, or the making of any exchange by a holder of old notes, will not violate any applicable law or interpretation by the staff of the SEC; and

• no action may be pending or threatened in any court or before any governmental agency with respect to the exchange offer that may impair our ability to proceed with the exchange offer.

Consequences of Failure to Exchange	If you are eligible to participate in the exchange offer and you do not tender your old notes, then you will not have further exchange or registration rights and you will continue to hold old notes subject to restrictions on transfer.

Federal Income Tax Consequences	The exchange of old notes for new notes will not be taxable to a United States holder for federal income tax purposes. Consequently, you will not recognize any gain or loss upon receipt of the new notes. See “United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Accounting Treatment	We will not recognize any gain or loss on the exchange of notes. See “The Exchange Offer — Accounting Treatment.”

Exchange Agent	J.P. Morgan Trust Company, National Association, is the exchange agent. See “The Exchange Offer — Exchange Agent.”
The New Notes
      The following is a brief summary of some of the terms of the new notes. For a more complete description of the terms of the new notes, see “Description of the New Notes” in this prospectus.

Issuer	Whiting Petroleum Corporation

Notes offered	$250,000,000 aggregate principal amount of 7% senior subordinated notes due 2014.

Maturity date	February 1, 2014.

Interest payment dates	April 1 and October 1, beginning April 1, 2006.

Ranking	The new notes will be unsecured senior subordinated obligations and will be subordinated to all of our senior debt. The new notes will rank equally with our outstanding 7 1/4% Senior Subordinated Notes due 2012 and 7 1/4% Senior Subordinated Notes due 2013 and any senior subordinated debt we may incur in the future and will rank senior to any subordinated debt we may incur in the future. See “Description of Other Indebtedness” for a description of our other indebtedness.

As of September 30, 3005, on a pro forma basis giving effect to our acquisition of the North Ward Estes properties and after giving effect to the private placement of the old notes, the common stock offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” we would have had total senior debt of approximately $3.3 million (excluding our guarantee of Whiting Oil and Gas Corporation’s credit agreement), senior subordinated debt of approximately $615.6 million consisting of the old notes and our outstanding senior subordinated notes, no debt subordinated to the notes, and our operating subsidiary, Whiting Oil and Gas Corporation, would have had senior debt of approximately $270.0 million consisting of borrowings under its credit agreement and no other debt.

Optional redemption	Before October 1, 2008, we may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the new notes with the net proceeds of a public or private equity offering at 107% of the principal amount of the new notes, plus any accrued and unpaid interest, if at least 65% of the aggregate principal amount of the new notes issued under the indenture remains outstanding after such redemption and the redemption occurs within 120 days of the date of the closing of such equity offering. In addition, we may redeem the new notes at any time prior to maturity at a price equal to the principal amount plus a “make whole” premium, plus accrued and unpaid interest.

Change of control	When a change of control event occurs, each holder of new notes may require us to repurchase all or a portion of its new notes at a price equal to 101% of the principal amount of such new notes, plus any accrued and unpaid interest.

Guarantees	The new notes will be unconditionally guaranteed, jointly and severally, by certain of our subsidiaries on a senior subordinated basis. All of our existing subsidiaries are restricted subsidiaries.

Certain Covenants	The indenture governing the new notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• pay dividends on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt,

• make investments,

• incur additional indebtedness or issue preferred stock,

• create certain liens,

• sell assets,

• enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us,

• consolidate, merge or transfer all or substantially all of the assets of us and our restricted subsidiaries taken as a whole,

• engage in transactions with affiliates,

• create unrestricted subsidiaries, and

• enter into sale and leaseback transactions.

These covenants are subject to important exceptions and qualifications that are described under the heading “Description of the New Notes” in this prospectus. In addition, certain of these covenants will fall away if the new notes achieve any investment rating.

Absence of a public market for the notes	The new notes are new securities and there is currently no established market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange or for the inclusion of the new notes on any automated dealer quotation system. Accordingly, we cannot assure you as to the development or liquidity of any market for the new notes. See “Plan of Distribution.”

Risk factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to exchange your old notes for new notes.

Summary Historical and Unaudited Pro Forma Financial Information
      The following summary historical financial information for the year ended December 31, 2004 has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes. The following summary historical financial information for the nine months ended September 30, 2005 has been derived from, and is qualified by reference to, our unaudited consolidated financial statements and related notes. This information is only a summary and you should read it in conjunction with our financial statements and related notes incorporated by reference in this prospectus. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year. Our historical financial information includes the results of our recent acquisitions beginning on the following dates: Green River Basin, March 31, 2005; Institutional Partnership Interests, June 23, 2005; and Postle properties, August 4, 2005.
      The following summary unaudited pro forma financial information for the year ended December 31, 2004 and the nine months ended September 30, 2005 has been derived from our unaudited pro forma financial statements and related notes included elsewhere in this prospectus. This information is only a summary and you should read it in conjunction with material contained in “Unaudited Pro Forma Financial Statements” in this prospectus and our and Celero’s historical financial statements and related notes incorporated by reference in this prospectus. This summary unaudited pro forma financial information gives effect to our acquisition of the Green River Basin properties (through March 31, 2005), our acquisition of the Institutional Partnership Interests (though June 23, 2005), our acquisition of the Postle properties (through August 4, 2005), our acquisition of the North Ward Estes properties, our private placement of the old notes, the common stock offering and the use of the net proceeds from the private placement and the common stock offering to pay the cash portion of the purchase price for the acquisition of the North Ward Estes properties and to repay a portion of the debt we incurred in connection with the acquisition of the Postle properties as if such transactions had occurred as of January 1, 2004.

			Whiting
	Whiting		Petroleum	Pro Forma
	Petroleum	Pro Forma	Corporation	for the
	Corporation	for the	Nine Months	Nine Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	September 30,	September 30,
	2004	2004	2005	2005

	(In millions, except per share data)
Consolidated Income Statement Information:
Revenues and other income:
Oil and gas sales	$281.1	$402.6	$374.8	$485.7
Loss on oil and gas hedging activities	(4.9)	(4.9)	(20.7)	(20.7)
Gain on sale of marketable securities	4.8	4.8	—	—
Gain on sale of oil and gas properties	1.0	1.0	—	—
Interest income and other	0.1	0.1	0.3	0.3

Total revenues and other income	$282.1	$403.6	$354.4	$465.3
Costs and expenses:
Lease operating	$54.2	$84.8	$70.7	$97.2
Production taxes	16.8	24.1	24.6	32.1
Depreciation, depletion and amortization	54.0	81.8	64.4	82.5
Exploration and impairment	6.3	6.3	12.0	12.0
General and administrative	20.9	21.1	21.6	21.8
Interest expense	15.9	50.8	25.0	45.5

Total costs and expenses	168.1	268.9	218.3	291.1

Income before income taxes	114.0	134.7	136.1	174.2
Income tax expense	(44.0)	(52.0)	(52.5)	(67.2)

Net income	$70.0	$82.7	$83.6	$107.0

Net income per common share, basic	$3.38	$2.98	$2.82	$2.91

Net income per common share, diluted	$3.38	$2.97	$2.81	$2.91

Other Financial Information:
EBITDA(1)	$183.9	$267.3	$225.5	$302.2

(1)	We define EBITDA as earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States, or GAAP. Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.
      The following table presents a reconciliation of net income to EBITDA:

			Whiting
	Whiting		Petroleum	Pro Forma
	Petroleum	Pro Forma	Corporation	for the
	Corporation	for the	Nine Months	Nine Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	September 30,	September 30,
	2004	2004	2005	2005

	(In millions)
Net income	$70.0	$82.7	$83.6	$107.0
Income tax expense	44.0	52.0	52.5	67.2
Interest expense	15.9	50.8	25.0	45.5
Depreciation, depletion and amortization	54.0	81.8	64.4	82.5

EBITDA	$183.9	$267.3	$225.5	$302.2

Summary Historical and Pro Forma Reserve and Operating Data
      The following tables present summary information regarding our estimated net proved oil and natural gas reserves as of December 31, 2004 and as of July 1, 2005, and our operating data for the year ended December 31, 2004 and the nine months ended September 30, 2005. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC and, except as otherwise indicated, give no effect to federal or state income taxes. Our historical operating data includes results from our recent acquisitions beginning on the following dates: Green River Basin, March 31, 2005; Institutional Partnership Interests, June 23, 2005; and Postle properties, August 4, 2005. Our historical reserve data as of July 1, 2005 includes reserves from the Green River Basin and Institutional Partnership Interests acquisitions. The summary pro forma reserve data below gives effect to our acquisition of the Postle properties, which closed on August 4, 2005, and our acquisition of the North Ward Estes properties, which closed on October 4, 2005, as if such acquisitions had occurred as of July 1, 2005. The summary pro forma operating data below gives effect to our acquisitions of the Postle properties (through August 4, 2005), the North Ward Estes properties, and our other recent acquisitions (through their respective acquisition dates), as if such acquisitions had occurred as of January 1, 2004.

	Whiting	Whiting
	Petroleum	Petroleum
	Corporation	Corporation	Pro Forma
	as of	as of	as of
	December 31,	July 1,	July 1,
	2004	2005	2005

Reserve Data:
Total estimated net proved reserves:
Natural gas (Bcf)	339.9	375.9	421.4
Oil (MMbbls)	87.6	88.8	203.5
Total (Bcfe)	865.4	908.6	1,642.6
Estimated net proved developed reserves:
Natural gas (Bcf)	242.6	271.0	299.0
Oil (MMbbls)	60.6	64.7	112.5
Total (Bcfe)	606.4	659.4	974.1
Estimated future net revenues before income taxes (in millions)	$3,424.8	$4,930.4	$8,789.6
Present value of estimated future net revenues before income taxes (in millions)(1)(2)	$1,851.6	$2,589.4	$4,154.9
Standardized measure of discounted future net cash flows (in millions)(3)	$1,312.1	$1,752.1	$2,843.5

			Whiting
	Whiting		Petroleum	Pro Forma
	Petroleum	Pro Forma	Corporation	for the
	Corporation	for the	Nine Months	Nine Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	September 30,	September 30,
	2004	2004	2005	2005

Operating Data:
Net production:
Natural gas (Bcf)	25.1	28.9	22.4	24.4
Oil (MMbbls)	3.7	6.3	4.7	6.7
Total (Bcfe)	47.0	66.8	50.4	64.5
Net sales (in millions)(4):
Natural gas	$139.4	$160.7	$139.8	$152.2
Oil	$141.7	$241.8	$235.0	$333.5
Total	$281.1	$402.5	$374.8	$485.7
Average sales price:
Natural gas (per Mcf)	$5.56	$5.56	$6.25	$6.24
Effect of natural gas hedges on average price (per Mcf)	$—	$—	$(0.08)	$(0.07)

Natural gas net of hedging (per Mcf)	$5.56	$5.56	$6.17	$6.17

Oil (per Bbl)	$38.72	$38.29	$50.37	$49.87
Effect of oil hedges on average price (per Bbl)	$(1.33)	$(0.77)	$(4.05)	$(2.83)

Oil net of hedging (per Bbl)	$37.39	$37.52	$46.32	$47.04

Additional data (per Mcfe):
Lease operating expenses	$1.15	$1.27	$1.40	$1.51
Production taxes	$0.36	$0.36	$0.49	$0.50
Depreciation, depletion and amortization expenses	$1.15	$1.22	$1.28	$1.27
General and administrative expenses	$0.45	$0.32	$0.43	$0.34

(1)	The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis.

(2)	Average wellhead prices, inclusive of adjustments for quality and location used in determining future net revenues, were $40.58 per barrel for oil and $5.56 per Mcf for natural gas at December 31, 2004 and $53.27 per barrel and $6.92 per Mcf at July 1, 2005.

(3)	The standardized measure of discounted future net cash flows represents the present value of future cash flows after income taxes discounted at 10%.

(4)	Before consideration of hedging transactions.

Pro Forma Proved Reserves
      The following table summarizes our pro forma estimated proved reserves in our core areas as of July 1, 2005 and the pro forma future capital expenditures estimated to be required to develop these reserves, in each case giving effect to our acquisitions of the Postle properties and the North Ward Estes and ancillary properties, which closed on October 4, 2005, as if such acquisitions had occurred as of July 1, 2005.

	Pro Forma Proved Reserves
					Pro Forma
	Oil	Natural Gas	Total	% of Total	Future Capital
	(MMbbl)	(Bcf)	(Bcfe)	Proved	Expenditures

					(In millions)
Permian Basin:
PDP	33.3	49.8	249.9	15.2%	$0.4
PDNP	13.7	8.0	90.2	5.5%	68.0
PUD	66.0	27.8	423.5	25.8%	413.7

Total Proved(1):	113.0	85.6	763.6	46.5%	$482.1

Rocky Mountains:
PDP	35.4	77.2	289.8	17.6%	$2.7
PDNP	1.3	5.1	12.9	0.8%	2.7
PUD	6.4	39.5	77.9	4.7%	79.4

Total Proved(2):	43.1	121.8	380.6	23.2%	$84.9

Mid-Continent:
PDP	23.5	29.9	170.9	10.4%	$17.3
PDNP	1.5	1.4	10.4	0.6%	2.0
PUD	16.4	4.9	103.4	6.3%	92.8

Total Proved(3):	41.4	36.2	284.7	17.3%	$112.1

Gulf Coast:
PDP	2.5	56.3	71.4	4.3%	$3.1
PDNP	0.3	10.1	11.7	0.7%	2.3
PUD	1.2	33.2	40.1	2.4%	43.5

Total Proved:	3.9	99.6	123.3	7.5%	$49.0

Michigan:
PDP	0.7	58.6	63.1	3.8%	$0.0
PDNP	0.2	2.6	3.8	0.2%	0.8
PUD	1.1	16.9	23.5	1.4%	14.0

Total Proved:	2.0	78.2	90.4	5.5%	$14.8

Total Corporate:
PDP	95.5	271.8	845.1	51.4%	$23.5
PDNP	17.0	27.2	129.1	7.9%	75.9
PUD	91.0	122.4	668.5	40.7%	643.5

Total Proved:	203.5	421.4	1,642.6	100.0%	$742.9

(1)	Pro forma to include estimated proved reserves of 76.9 MMbbl oil, 31.3 Bcf gas and 492.5 Bcfe total.

(2)	Includes total estimated proved reserves of 10.1 Bcfe in California and total estimated proved reserves of 5.6 Bcfe in Canada.

(3)	Pro forma to include estimated proved reserves of 37.9 MMbbl oil, 14.2 Bcf gas and 241.5 Bcfe total.

Summary Historical Financial Information
      The following summary historical financial information as for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2002, 2003 and 2004 has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes. The following summary historical financial information for the nine months ended September 30, 2004 and 2005 and as of September 30, 2004 and 2005 has been derived from, and is qualified by reference to, our unaudited consolidated financial statements and related notes. This information is only a summary and you should read it in conjunction with our financial statements and related notes incorporated by reference in this prospectus. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year. Our historical financial information includes the results of our recent acquisitions beginning on the following dates: Green River Basin, March 31, 2005; Institutional Partnership Interests, June 23, 2005; and Postle properties, August 4, 2005. Our historical financial information does not include the results of our acquisition of the North Ward Estes properties, which closed on October 4, 2005.

							Nine Months
							Ended
	Year Ended December 31,						September 30,

	2002		2003		2004		2004		2005

					(In millions)
Consolidated Income Statement Information:
Revenues and other income:
Oil and gas sales	$122.7		$175.7		$281.1		$166.4		$374.8
Loss on oil and gas hedging activities	(3.2)		(8.7)		(4.9)		(3.6)		(20.7)
Gain on sale of oil and gas properties	1.0		—		1.0		1.0		—
Gain on sale of marketable securities	—		—		4.8		4.7		—
Interest income and other	—		0.3		0.1		0.2		0.3

Total revenues and other income	$120.5		$167.3		$282.1		$168.7		$354.4

Costs and expenses:
Lease operating	$32.9		$43.2		$54.2		$34.6		$70.7
Production taxes	7.4		10.7		16.8		10.2		24.6
Depreciation, depletion and amortization	43.6		41.2		54.0		34.5		64.4
Exploration and impairment	1.8		3.2		6.3		4.7		12.0
Phantom equity plan(1)	—		10.9		—		—		—
General and administrative	12.0		12.8		20.9		14.2		21.6
Interest expense	10.9		9.2		15.9		9.6		25.0

Total costs and expenses	$108.6		$131.2		$168.1		$107.8		$218.3

Income before income taxes and cumulative change in accounting principle	$11.9		$36.1		$114.0		$60.9		$136.1
Income tax expense(2)	(4.2)		(13.9)		(44.0)		(23.5)		(52.5)

Income before cumulative change in accounting principle	7.7		22.2		70.0		37.4		83.6
Cumulative change in accounting principle(3)	—		(3.9)		—		—		—

Net income	$7.7		$18.3		$70.0		$37.4		$83.6

Other Financial Information:
Net cash provided by operating activities	$62.6		$96.4		$135.5		$96.3		$211.4
Net cash used in investing activities(4) (5)	$157.5		$52.0		$525.9		$491.4		$607.6
Net cash provided by financing activities	$98.7		$4.4		$338.4		$358.9		$402.0
Ratio of earnings to fixed charges(6)	2.08	x	4.85	x	8.01	x	7.27	x	6.40	x
EBITDA(7)	$66.4		$82.6		$183.9		$105.0		$225.5

	As of December 31,			As of September 30,

	2002	2003	2004	2004	2005

			(In millions)
Balance Sheet Information:
Total assets	$448.5	$536.3	$1,092.2	$1,054.6	$1,705.4
Long-term debt	$265.5	$188.0	$325.3	$538.8	$735.6
Stockholders’ equity	$122.8	$259.6	$612.4	$334.9	$635.9

(1)	The completion of our initial public offering in November 2003 constituted a triggering event under our phantom equity plan, pursuant to which our employees received payments valued at $10.9 million in the form of shares of our common stock valued at approximately $6.5 million after withholding of shares for payroll and income taxes. As a result, in the fourth quarter of 2003, we recorded a one-time non-cash charge of $6.5 million and a one-time cash charge of $4.4 million, of which Alliant Energy Corporation, our former parent company, funded the substantial majority. The phantom equity plan is now terminated.

(2)	We generated Section 29 tax credits of $5.4 million in 2002. Section 29 tax credit provisions of the Internal Revenue Code expired as of December 31, 2002. In 2002, we were able to use our $5.4 million of Section 29 tax credits in the consolidated federal income tax return filed by Alliant Energy, but since these credits would not have been used in a stand-alone filing, they were recorded as additional paid-in capital as opposed to a reduction in income tax expense.

(3)	In 2003, we adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” The adoption of SFAS 143 included a one-time cumulative effect adjustment to net income.

(4)	During the nine months ended September 30, 2005 and the year ended December 31, 2003, we acquired limited partnership interests in partnerships in which our wholly-owned subsidiary is the general partner. Though disclosed as acquisitions of limited partnership interests in our consolidated statements of cash flows, these amounts are recorded as oil and natural gas properties on our consolidated balance sheets and are included in net cash used in investing activities in this summary historical financial information.

(5)	During the nine months ended September 30, 2005, we paid $45.9 million as a deposit on the North Ward Estes acquisition, as disclosed in our statement of cash flows for that period. This amount is recorded as oil and natural gas properties on our consolidated balance sheets upon closing at the North Ward Estes acquisition and is included in net cash used in investing activities in this summary historical information.

(6)	For purposes of calculating the ratios of consolidated earnings to fixed charges, earnings consist of interest before income taxes and income from equity investee, fixed charges, distributed income from equity investee and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense. The ratio of earnings to fixed charges for the years ended December 31, 2000 and 2001 were 6.93x and 6.10x, respectively.

(7)	We define EBITDA as earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States, or GAAP. Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use. In evaluating EBITDA, you should be aware that our EBITDA for the year ended December 31, 2003 included one-time charges to net income of (i) $10.9 million for payments to our employees under our phantom equity plan in connection with our initial public offering in November 2003 and (ii) $3.9 million (non-cash) related to our adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

The following table presents a reconciliation of our consolidated net income to our consolidated EBITDA for the periods presented:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Net income	$7.7	$18.3	$70.0	$37.4	$83.6
Income tax expense	4.2	13.9	44.0	23.5	52.5
Interest expense	10.9	9.2	15.9	9.6	25.0
Depreciation, depletion and amortization	43.6	41.2	54.0	34.5	64.4

EBITDA	$66.4	$82.6	$183.9	$105.0	$225.5

Summary Historical Reserve and Operating Data
      The following tables present summary information regarding our estimated net proved oil and natural gas reserves as of December 31, 2002, 2003 and 2004 and as of July 1, 2005 and our historical operating data for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC and, except as otherwise indicated, give no effect to federal or state income taxes. Our historical operating data includes results from our recent acquisitions beginning on the following dates: Green River Basin, March 31, 2005; Institutional Partnership Interests, June 23, 2005; and Postle properties, August 4, 2005. Our historical reserve data as of July 1, 2005 includes reserves from the Green River Basin and Institutional Partnership Interests acquisitions. Our historical reserve data does not include the results of our acquisition of the Postle Properties, which closed on August 4, 2005, or our acquisition of the North Ward Estes properties, which closed on October 4, 2005.

	As of December 31,			As of
				July 1,
	2002	2003	2004	2005

Reserve Data:
Total estimated net proved reserves: Natural gas (Bcf)	236.0	231.0	339.9	375.9
Oil (MMbbls)	29.5	34.6	87.6	88.8
Total (Bcfe)	412.7	438.8	865.4	908.6
Estimated net proved developed reserves: Natural gas (Bcf)	167.6	171.9	242.6	271.0
Oil (MMbbls)	23.8	26.2	60.6	64.7
Total (Bcfe)	310.4	328.9	606.4	659.4
Estimated future net revenues before income taxes (in millions)	$1,112.4	$1,352.2	$3,424.8	$4,930.4
Present value of estimated future net revenues before income taxes (in millions)(1)(2)	$638.6	$784.6	$1,851.6	$2,589.4
Standardized measure of discounted future net cash flows (in millions)(3)	$476.0	$589.6	$1,312.1	$1,752.1

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Operating Data:
Net production:
Natural gas (Bcf)	21.4	21.6	25.1	17.1	22.4
Oil (MMbbls)	2.3	2.6	3.7	2.2	4.7
Total (Bcfe)	35.2	37.2	47.0	30.0	50.4
Net sales (in millions)(4):
Natural gas	$68.6	$104.4	$139.4	$90.6	$139.8
Oil	$54.1	$71.3	$141.7	$75.8	$235.0

Total	$122.7	$175.7	$281.1	$166.4	$374.8
Average sales prices:
Natural gas (per Mcf)	$3.21	$4.78	$5.56	$5.30	$6.25
Effect of natural gas hedges on average price (per Mcf)	$(0.01)	$(0.30)	$—	$—	$(0.08)

Natural gas net of hedging (per Mcf)	$3.20	$4.48	$5.56	$5.30	$6.17

Oil (per Bbl)	$23.35	$27.50	$38.72	$35.13	$50.37
Effect of oil hedges on average price (per Bbl)	$(1.27)	$(0.37)	$(1.33)	$(1.68)	$(4.05)

Oil net of hedging (per Bbl)	$22.08	$27.13	$37.39	$33.45	$46.32

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Additional data (per Mcfe):
Lease operating expenses	$0.93	$1.16	$1.15	$1.15	$1.40
Production taxes	$0.21	$0.29	$0.36	$0.34	$0.49
Depreciation, depletion and amortization expenses	$1.24	$1.11	$1.15	$1.15	$1.28
General and administrative expenses	$0.34	$0.34	$0.45	$0.47	$0.43

(1)	The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis.

(2)	The December 31, 2004 amount was calculated using a period end average realized oil price of $40.58 per barrel and a period end average realized natural gas price of $5.56 per Mcf, the December 31, 2003 amount was calculated using a period end average realized oil price of $29.43 per barrel and a period end average realized natural gas price of $5.52 per Mcf, the December 31, 2002 amount was calculated using a period end average realized oil price of $28.21 per barrel and a period end average realized natural gas price of $4.39 per Mcf, and the July 1, 2005 amount was calculated using a period end average realized oil price of $53.27 per barrel and a period end average realized natural gas price of $6.92 per Mcf.

(3)	The standardized measure of discounted future net cash flows represents the present value of future cash flows after income taxes discounted at 10%.

(4)	Before consideration of hedging transactions.

RISK FACTORS
      You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before deciding to exchange your old notes for new notes. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected and you may lose all or part of your investment.
Risks Relating to the Exchange Offer and the New Notes

You may have difficulty selling the old notes that you do not exchange.
      If you do not exchange your old notes for the new notes offered in the exchange offer, then you will continue to be subject to the restrictions on transfer of your old notes. Those transfer restrictions are described in the indenture governing the new notes and in the legend contained on the old notes, and arose because we originally issued the old notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.
      In general, you may offer or sell your old notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the old notes under the Securities Act.
      If a large number of old notes are exchanged for new notes issued in the exchange offer, then it may be more difficult for you to sell your unexchanged old notes. In addition, if you do not exchange your old notes in the exchange offer, then you will no longer be entitled to have those notes registered under the Securities Act.
      See “The Exchange Offer — Consequences of Failure to Exchange Old Notes” for a discussion of the possible consequences of failing to exchange your old notes.

Our debt level and the covenants in the agreements governing our debt could negatively impact our financial condition, results of operations and business prospects and prevent us from fulfilling our obligations under the notes.
      As of September 30, 2005, on a pro forma basis giving effect to our acquisition of the North Ward Estes properties and after giving effect to our private placement of the old notes, the common stock offering and the application of the net proceeds therefrom, we would have had approximately $888.9 million in outstanding consolidated indebtedness and $517.5 million of available borrowing capacity under Whiting Oil and Gas Corporation’s credit agreement. We are permitted to incur additional indebtedness, provided we meet certain requirements in the indentures governing the new notes and our outstanding 7 1/4% Senior Subordinated Notes due 2012 and 7 1/4% Senior Subordinated Notes due 2013 and Whiting Oil and Gas Corporation’s credit agreement.
      Our level of indebtedness, and the covenants contained in the agreements governing our debt, could have important consequences for our operations, including:

•	making it more difficult for us to satisfy our obligations under the new notes or other debt and increasing the risk that we may default on our debt obligations;

•	increasing our vulnerability to general adverse economic and industry conditions and detracting from our ability to withstand successfully a downturn in our business or the economy generally;

•	requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage relative to other less leveraged competitors; and

•	making us vulnerable to increases in interest rates, because debt under Whiting Oil and Gas Corporation’s credit agreement may be at variable rates.
      We may be required to repay all or a portion of our debt on an accelerated basis in certain circumstances. If we fail to comply with the covenants and other restrictions in the agreements governing our debt, it could lead to an event of default and the acceleration of our repayment of outstanding debt. Our ability to comply with these covenants and other restrictions may be affected by events beyond our control, including prevailing economic and financial conditions. Moreover, the borrowing base limitation on Whiting Oil and Gas Corporation’s credit agreement is periodically redetermined based on an evaluation of our reserves. Upon a redetermination, if borrowings in excess of the revised borrowing capacity were outstanding, we could be forced to repay a portion of our bank debt.
      We may not have sufficient funds to make such repayments. If we are unable to repay our debt out of cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds from an equity offering. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt. The terms of our debt, including Whiting Oil and Gas Corporation’s credit agreement, may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such offering or other financing. We cannot assure you that any such offering, refinancing or sale of assets can be successfully completed.

The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business.
      The indentures governing the new notes and our outstanding 7 1/4% Senior Subordinated Notes due 2012 and 7 1/4% Senior Subordinated Notes due 2013 and Whiting Oil and Gas Corporation’s credit agreement contain various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements will limit our and our subsidiaries’ ability to, among other things:

•	pay dividends on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt;

•	make loans to others;

•	make investments;

•	incur additional indebtedness or issue preferred stock;

•	create certain liens;

•	sell assets;

•	enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of the assets of us and our restricted subsidiaries taken as a whole;

•	engage in transactions with affiliates;

•	enter into hedging contracts;

•	create unrestricted subsidiaries; and

•	enter into sale and leaseback transactions.
      In addition, Whiting Oil and Gas Corporation’s credit agreement also requires us to maintain a certain working capital ratio and a certain debt to EBITDAX (as defined in the credit agreement) ratio.

      If we fail to comply with the restrictions in the indentures governing the new notes and our outstanding 7 1/4% Senior Subordinated Notes due 2012 and 7 1/4% Senior Subordinated Notes due 2013 or Whiting Oil and Gas Corporation’s credit agreement or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related indebtedness as well as any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, lenders may be able to terminate any commitments they had made to make available further funds.

As a holding company, we rely on payments from our operating subsidiary in order for us to make payments on the new notes.
      Whiting Petroleum Corporation is a holding company with no significant operations of its own. Because our operations are conducted through our operating subsidiaries, we depend on dividends, advances and other payments from our subsidiary in order to allow us to satisfy our financial obligations. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, advances or other payments. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, Whiting Oil and Gas Corporation’s credit agreement, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may be a party. Specifically, Whiting Oil and Gas Corporation’s credit agreement allows it to make payments to us so that we may pay interest on the new notes, but does not allow for payments from it to us to pay principal on the new notes. Whiting Oil and Gas Corporation’s credit agreement also prohibits Whiting Oil and Gas Corporation from allowing us to make any principal payments on the new notes. Although our subsidiary guarantors are guaranteeing the new notes, each guarantee is subordinated to all senior debt of the relevant subsidiary guarantor.

We may not be able to repurchase the new notes upon a change of control.
      Upon the occurrence of certain change of control events, holders of the new notes may require us to repurchase all or any part of their notes. The occurrence of these same change of control events would also obligate us to offer to repurchase our outstanding 7 1/4% Senior Subordinated Notes due 2012 and 7 1/4% Senior Subordinated Notes due 2013. We may not have sufficient funds at the time of the change of control to make the required repurchases of the new notes. Additionally, certain events that would constitute a “change of control” (as defined in the indenture) would constitute an event of default under Whiting Oil and Gas Corporation’s credit agreement that would, if it should occur, permit the lenders to accelerate the debt outstanding under such credit agreement and that, in turn, would cause an event of default under the indenture. We would not be permitted to repurchase the new notes prior to termination of and payment in full of the obligations under Whiting Oil and Gas Corporation’s credit agreement.
      The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from oil and gas operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds would be available at the time of any change of control to make any required repurchases of the new notes, 7 1/4% Senior Subordinated Notes due 2012 and 7 1/4% Senior Subordinated Notes due 2013 tendered and to repay debt under Whiting Oil and Gas Corporation’s credit agreement. Furthermore, using available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future. Any future credit agreements or other agreements relating to debt to which we may become a party will most likely contain similar restrictions and provisions.

The new notes and the subsidiary guarantees are subordinated to the senior debt of us and the subsidiary guarantors, respectively, and are effectively subordinated to our and the subsidiary guarantors’ secured debt.
      The new notes will be our senior subordinated obligations. Accordingly, the new notes will be subordinated to all of our existing and future senior debt, including our guarantee of borrowings under Whiting Oil and Gas Corporation’s credit agreement. We and our subsidiaries expect to incur additional senior debt from time to time in the future, whether under Whiting Oil and Gas Corporation’s credit agreement or otherwise. The indenture governing the new notes limits, but does not prohibit, the incurrence of any other debt by us or our subsidiaries, including senior debt. As a result of such subordination, upon any distribution to our creditors in a liquidation, dissolution, bankruptcy, reorganization or any similar proceeding by or relating to us or our property, the holders of our senior debt would be entitled to receive payment in full before the holders of the new notes would be entitled to receive any payment. In addition, all payments on the new notes could be blocked in the event of a default on our senior debt. See “Description of the New Notes — Subordination.”
      The new notes will not be secured. The borrowings under Whiting Oil and Gas Corporation’s credit agreement are secured by liens on Whiting Oil and Gas Corporation’s and Equity Oil Company’s assets, and the guarantees of those borrowings by Equity Oil Company and us are secured by liens on each guarantor’s assets. If we, Whiting Oil and Gas Corporation or any of our other subsidiary guarantors liquidates, dissolves or declares bankruptcy, or if payment under the credit agreement or any of our other secured debt is accelerated, our secured lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the new notes. As a result, the new notes and the subsidiary guarantees are effectively subordinated to our and the subsidiary guarantors’ secured debt to the extent of the value of the assets securing that debt, and the holders of the new notes would in all likelihood recover ratably less than the lenders of such secured debt in the event of our bankruptcy, liquidation or dissolution. As of September 30, 2005, on a pro forma basis giving effect to our acquisition of the North Ward Estes properties and after giving effect to private placement of the old notes, the common stock offering and the application of the net proceeds therefrom, we and the subsidiary guarantors would have had $270.0 million of secured debt outstanding under Whiting Oil and Gas Corporation’s credit agreement to which the new notes and the subsidiary guarantees would have been effectively subordinated. Approximately $517.5 million of secured debt would have been available for borrowing under the credit agreement.
      The new notes will also be effectively subordinated to claims of creditors (other than us) of any of our subsidiaries that are not subsidiary guarantors of the new notes, including lessors, trade creditors, taxing authorities, creditors holding guarantees and tort claimants. In the event of a liquidation, reorganization or similar proceeding relating to a subsidiary that is not a guarantor of the new notes, these persons generally will have priority as to the assets of that subsidiary over our claims and equity interest and, thereby indirectly, holders of our debt, including the new notes.

Your ability to transfer the new notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.
      The new notes are a new issue of securities for which there is no established public market. We do not intend to have the notes listed on a national securities exchange or included on any automated dealer quotation system. The initial purchasers have advised us that they intend to make a market in the new notes as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the new notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active market for the new notes will develop or, if developed, that it will continue. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. We cannot assure you that the market, if any, for the new notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes. In addition, the new notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Any subsidiary guarantees of the new notes may be further subordinated or avoided by a court.
      Certain of our subsidiaries will jointly, severally and unconditionally guarantee the new notes on a senior subordinated basis. Various applicable fraudulent conveyance laws have been enacted for the protection of creditors. A court may use those laws to further subordinate or avoid any guarantee of the new notes issued by any of our subsidiaries.

      A court could avoid or further subordinate the guarantee of the new notes by any of our subsidiaries in favor of that subsidiary’s other debts or liabilities to the extent that the court determined either of the following were true at the time the subsidiary issued the guarantee:

•	that subsidiary incurred the guarantee with the intent to hinder, delay or defraud any of its present or future creditors or that such subsidiary contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of others; or

•	that subsidiary did not receive fair consideration or reasonably equivalent value for issuing the guarantee and, at the time it issued the guarantee, that subsidiary:

•	was insolvent or rendered insolvent by reason of the issuance of the guarantee;

•	was engaged or about to engage in a business or transaction for which the remaining assets of that subsidiary constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.
      Among other things, a legal challenge of a subsidiary’s guarantee of the new notes on fraudulent conveyance grounds may focus on the benefits, if any, realized by that subsidiary as a result of our issuance of the new notes. To the extent a subsidiary’s guarantee of the new notes is avoided as a result of fraudulent conveyance or held unenforceable for any other reason, the note holders would cease to have any claim in respect of that guarantee and would be creditors solely of ours.
Risks Relating to the Oil and Natural Gas Industry and Our Business

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations.
      The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries;

•	the price and quantity of imports of foreign oil and natural gas;

•	political and economic conditions, including embargoes, in oil producing countries or affecting other oil-producing activity;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations;

•	proximity and capacity of oil and gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.
      Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. Lower oil and natural gas prices may also reduce the amount of our borrowing base under our credit agreement, which is determined in the discretion of the lenders based on the collateral value of our proved reserves that have been mortgaged to the lenders.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.
      Our future success will depend on the success of our exploitation, exploration, development and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Please read “— Reserve estimates depend on many assumptions that may turn out to be inaccurate . . .” for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment, including drilling rigs, and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions, such as hurricanes and tropical storms;

•	reductions in oil and natural gas prices;

•	title problems; and

•	limitations in the market for oil and natural gas.

Our acquisition activities may not be successful.
      As part of our growth strategy, we have made and may continue to make acquisitions of businesses and properties. However, suitable acquisition candidates may not continue to be available on terms and conditions we find acceptable, and acquisitions pose substantial risks to our business, financial condition and results of operations. In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources to acquire attractive companies and properties. The following are some of the risks associated with acquisitions, including any future acquisitions and our recently completed acquisitions, including the Celero acquisitions:

•	some of the acquired businesses or properties may not produce revenues, reserves, earnings or cash flow at anticipated levels;

•	we may assume liabilities that were not disclosed to us or that exceed our estimates;

•	we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures; and

•	we may incur additional debt related to future acquisitions.

The development of the proved undeveloped reserves in the North Ward Estes Field may take longer and may require higher levels of capital expenditures than we currently anticipate.
      Of the reserves that we acquired from Celero in the North Ward Estes Field, 67% are proved undeveloped reserves. Development of these reserves may take longer and require higher levels of capital expenditures than we currently anticipate. In addition, the development of these reserves will require the use of enhanced recovery techniques, including water flood and CO2 injection installations, the success of which is less predictable than traditional development techniques. Therefore, ultimate recoveries from these fields may not match current expectations.

Substantial acquisitions or other transactions could require significant external capital and could change our risk and property profile.
      In order to finance acquisitions of additional producing properties, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of production payments or other means. These changes in capitalization may significantly affect our risk profile. Additionally, significant acquisitions or other transactions can change the character of our operations and business. The character of the new properties may be substantially different in operating or geological characteristics or geographic location than our existing properties. Furthermore, we may not be able to obtain external funding for future acquisitions or other transactions or to obtain external funding on terms acceptable to us.

Properties that we acquire may not produce as projected, and we may be unable to identify liabilities associated with the properties or obtain protection from sellers against them.
      Our business strategy includes a continuing acquisition program. During 2005, we completed four separate acquisitions of producing properties with a combined purchase price of $897.7 million for estimated proved reserves as of the effective dates of the acquisitions of approximately 801.9 Bcfe, representing an average cost of approximately $1.12 per Mcfe of estimated proved reserves. The successful acquisition of producing properties requires assessments of many factors, which are inherently inexact and may be inaccurate, including the following:

•	the amount of recoverable reserves;

•	future oil and natural gas prices;

•	estimates of operating costs;

•	estimates of future development costs;

•	estimates of the costs and timing of plugging and abandonment; and

•	potential environmental and other liabilities.
      Our assessment will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their capabilities and deficiencies. In the course of our due diligence, we may not inspect every well, platform or pipeline. Inspections may not reveal structural and environmental problems, such as pipeline corrosion or groundwater contamination, when they are made. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

If oil and natural gas prices decrease, we may be required to take write-downs of the carrying values of our oil and natural gas properties.
      Accounting rules require that we review periodically the carrying value of our oil and natural gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties. A write-down constitutes a non-cash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.

Our development and exploration operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves.
      The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for and development, production and acquisition of oil and natural gas reserves. To date, we have financed capital expenditures primarily with bank borrowings and cash generated by operations. We intend to finance our future capital expenditures with cash flow from operations and our existing financing arrangements. Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.
      If our revenues or the borrowing base under our bank credit agreement decreases as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, then we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. There can be no assurance as to the availability or terms of any additional financing.
      If additional capital is needed, then we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our natural gas and oil reserves.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.
      The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown or incorporated by reference in this prospectus.
      In order to prepare our estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.
      Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown or incorporated by reference in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.
      You should not assume that the present value of future net revenues from our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with

SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate. If natural gas prices decline by $0.10 per Mcf, then the standardized measure of discounted future net cash flows of our estimated proved reserves as of July 1, 2005 on a pro forma basis giving effect to our acquisition of the North Ward Estes properties would have decreased from $2,843.5 million to $2,829.7 million. If oil prices decline by $1.00 per barrel, then the standardized measure of discounted future net cash flows of our proved reserves as of July 1, 2005 on a pro forma basis giving effect to our acquisition of the North Ward Estes properties would have decreased from $2,843.5 million to $2,795.1 million.

Seasonal weather conditions and lease stipulations adversely affect our ability to conduct drilling activities in some of the areas where we operate.
      Oil and natural gas operations in the Rocky Mountains are adversely affected by seasonal weather conditions and lease stipulations designed to protect various wildlife. In certain areas drilling and other oil and natural gas activities can only be conducted during the spring and summer months. This limits our ability to operate in those areas and can intensify competition during those months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. Resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.
      We describe some of our current prospects and our plans to explore those prospects in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this prospectus. A prospect is a property on which we have identified what our geoscientists believe, based on available seismic and geological information, to be indications of oil or natural gas. Our prospects are in various stages of evaluation, ranging from a prospect which is ready to drill to a prospect that will require substantial additional seismic data processing and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.
      We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.
      Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to our company. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, then it could adversely affect us.

We have limited control over activities on properties we do not operate, which could reduce our production and revenues.
      If we do not operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, inclusion of other participants in drilling wells, and use of technology. Because we do not have a majority interest in most wells we do not operate, we may not be in a position to remove the operator in the event of poor performance.

Our use of 3-D seismic data is subject to interpretation and may not accurately identify the presence of natural gas and oil, which could adversely affect the results of our drilling operations.
      Even when properly used and interpreted, 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, some of our drilling activities may not be successful or economical and our overall drilling success rate or our drilling success rate for activities in a particular area could decline. We often gather 3-D seismic over large areas. Our interpretation of seismic data delineates for us those portions of an area that we believe are desirable for drilling. Therefore, we may chose not to acquire option or lease rights prior to acquiring seismic data and, in many cases, we may identify hydrocarbon indicators before seeking option or lease rights in the location. If we are not able to lease those locations on acceptable terms, it would result in our having made substantial expenditures to acquire and analyze 3-D data without having an opportunity to attempt to benefit from those expenditures.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.
      Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, then we would be unable to realize revenue from those wells until production arrangements were made to deliver to market.

We are subject to complex laws that can affect the cost, manner or feasibility of doing business.
      Exploration, development, production and sale of oil and natural gas are subject to extensive federal, state, local and international regulation. We may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	the spacing of wells;

•	unitization and pooling of properties; and

•	taxation.
      Under these laws, we could be liable for personal injuries, property damage and other damages. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

Our operations may incur substantial liabilities to comply with the environmental laws and regulations.
      Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities, and concentration of materials that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas, and impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, incurrence of investigatory or remedial obligations, or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly material handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our results of operations, competitive position, or financial condition as well as those of the oil and natural gas industry in general. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed. Federal law and some state laws also allow the government to place a lien on real property for costs incurred by the government to address contamination on the property.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our cash flows and income.
      Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, exploit, find or acquire additional reserves to replace our current and future production.

The loss of senior management or technical personnel could adversely affect us.
      To a large extent, we depend on the services of our senior management and technical personnel. The loss of the services of our senior management or technical personnel, including James J. Volker, our Chairman, President and Chief Executive Officer, James T. Brown, our Vice President, Operations, J. Douglas Lang, our Vice President, Reservoir Engineering/ Acquisitions, David M. Seery, our Vice President of Land, Michael J. Stevens, our Vice President and Chief Financial Officer, or Mark R. Williams, our Vice President, Exploration and Development, could have a material adverse effect on our operations. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.
      Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development and exploration operations, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to compete.
      We operate in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

Our use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in our net income.
      We enter into hedging transactions for our oil and natural gas production to reduce our exposure to fluctuations in the price of oil and natural gas. Our hedging transactions have to date consisted of financially settled crude oil and natural gas forward sales contracts with major financial institutions. As of September 30, 2005, we have contracts maturing in 2005 covering the sale of 1,500,000 MMbtu of natural gas per month and 410,000 barrels of oil per month and contracts maturing in 2006 covering the sale of between 1,500,000 and 1,600,000 MMbtu of natural gas per month and between 410,000 and 450,000 barrels of oil per month. Whiting Oil and Gas Corporation’s credit agreement requires us to hedge at least 55% of our total forecasted PDP production from the Postle properties and the North Ward Estes properties for the period through March 31, 2007 for natural gas and December 31, 2008 for oil. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure about Market Risk” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which is incorporated by reference into this prospectus, for pricing and a more detailed discussion of our hedging transactions.
      We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions may limit the benefit we would have otherwise received from increases in the price for oil and natural gas. Furthermore, if we do not engage in hedging transactions, then we may be more adversely affected by declines in oil and natural gas prices than our competitors who engage in hedging transactions. Additionally, hedging transactions may expose us to cash margin requirements.
FORWARD-LOOKING STATEMENTS
      This prospectus contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts, including, without limitation, statements regarding our future financial position, business strategy, projected revenues, earnings, costs, capital expenditures and debt levels, and plans and objectives of management for future operations, are forward-looking statements. When used in this prospectus, words such as we “expect,”

“intend,” “plan,” “estimate,” “anticipate,” “believe” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include:

•	declines in oil or natural gas prices;

•	our level of success in exploitation, exploration, development and production activities;

•	the timing of our exploration and development expenditures, including our ability to obtain drilling rigs; our ability to obtain external capital to finance acquisitions;

•	our ability to identify and complete acquisitions and to successfully integrate acquired businesses and properties, including our ability to realize cost savings from completed acquisitions, including the properties acquired from Celero;

•	unforeseen underperformance of or liabilities associated with acquired properties, including the properties acquired from Celero;

•	inaccuracies of our reserve estimates or our assumptions underlying them;

•	failure of our properties to yield oil or natural gas in commercially viable quantities;

•	uninsured or underinsured losses resulting from our oil and natural gas operations;

•	our inability to access oil and natural gas markets due to market conditions or operational impediments;

•	the impact and costs of compliance with laws and regulations governing our oil and natural gas operations;

•	risks related to our level of indebtedness and periodic redeterminations of our borrowing base under our credit facility;

•	our ability to replace our oil and natural gas reserves; any loss of our senior management or technical personnel;

•	competition in the oil and natural gas industry;

•	risks arising out of our hedging transactions; and

•	other risks described under the caption “Risk Factors”.
      We assume no obligation, and disclaim any duty, to update the forward-looking statements in this prospectus.
USE OF PROCEEDS
      The exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old notes. We will not receive any cash proceeds from the issuance of the new notes. We used the net proceeds of approximately $244.5 million from the private placement of the old notes, in addition to approximately $277.0 million of net proceeds from the common stock offering, to pay the $442 million cash portion of the purchase price for the acquisition of the North Ward Estes properties and to repay a portion of the debt currently outstanding under Whiting Oil and Gas Corporation’s credit agreement that we incurred in connection with the acquisition of the Postle properties.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis;

•	on a pro forma basis giving effect to the issuance of $250.0 million in the private placement of the old notes and the application of the net proceeds therefrom;

•	on a pro forma as adjusted basis giving effect to the transaction referred to in the immediately preceding bullet point and as further adjusted giving effect to the sale of 6,612,500 shares of our common stock in the common stock offering at the public offering price of $43.60 per share, after deducting the underwriting discount and estimated offering expenses, and the application of $100 million of the net proceeds therefrom to repay a portion of the debt under our credit facility; and

•	on a pro forma as further adjusted basis giving effect to the transactions referred to in the two immediately preceding bullet points and our acquisition of the North Ward Estes properties, including the issuance of 441,500 shares of our common stock to Celero.
      You should read this table in conjunction with the information contained in “Unaudited Pro Forma Financial Statements” in this prospectus and our historical financial statements and related notes incorporated by reference in this prospectus.

	September 30, 2005

				Pro Forma
			Pro Forma as	for North
		Pro Forma	Further	Ward Estes
		for the Private	Adjusted for	Acquisitions,
		Placement of	the Common	as Further
	Actual	the Old Notes	Stock Offering	Adjusted

		(In thousands)
Cash and cash equivalents	$7,542	$252,042	$429,036	$32,936

Long-term debt:
Whiting Oil and Gas Corporation credit agreement	$370,000	$370,000	$270,000	$270,000
7 1/4% Senior Subordinated Notes due 2012(1)	148,668	148,668	148,668	148,668
7 1/4% Senior Subordinated Notes due 2013(2)	216,955	216,955	216,955	216,955
7% Senior Subordinated Notes due 2014(3)	—	250,000	250,000	250,000
Note payable to Alliant Energy Corporation	3,280	3,280	3,280	3,280

Total	738,903	988,903	888,903	888,903
Current portion of long-term debt	(3,280)	(3,280)	(3,280)	(3,280)

Long-term debt	735,623	$985,623	$885,623	$885,623
Stockholders’ equity:
Common stock: $0.001 par value, 75,000,000 shares authorized, 29,788,723 shares issued and outstanding	$30	$30	$37	$37
Preferred Stock: $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding	—	—	—	—
Additional paid-in capital	458,837	458,837	735,824	753,000
Accumulated other comprehensive loss	(63,198)	(63,198)	(63,198)	(63,198)
Deferred compensation	(2,707)	(2,707)	(2,707)	(2,707)
Retained earnings	243,036	243,036	243,036	243,036

Total stockholders’ equity	635,998	635,998	912,992	930,168

Total capitalization	$1,371,621	$1,621,621	$1,798,615	$1,815,791

(1)	Represents $150.0 million of 7 1/4% Senior Subordinated Notes due 2012 issued May 11, 2004.

(2)	Represents $220.0 million of 7 1/4% Senior Subordinated Notes due 2013 issued April 19, 2005.

(3)	Represents $250.0 million of 7% Senior Subordinated Notes due 2014 issued October 4, 2005.

THE EXCHANGE OFFER
Purpose and Effect; Registration Rights
      We issued and sold the old notes on October 4, 2005 in transactions exempt from the registration requirements of the Securities Act. Therefore, the old notes are subject to significant restrictions on resale. In connection with the issuance of the old notes, we entered into a registration rights agreement, which required that we and the subsidiary guarantors:

•	file with the SEC a registration statement under the Securities Act relating to the exchange offer and the issuance and delivery of new notes in exchange for the old notes;

•	use our reasonable best efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act; and

•	consummate the exchange offer not later than 40 days following the effective date of the exchange offer registration statement.
      If you participate in the exchange offer, then you will, with limited exceptions, receive new notes that are freely tradable and not subject to restrictions on transfer. You should read this prospectus under the heading “— Resales of New Notes” for more information relating to your ability to transfer new notes.
      If you are eligible to participate in the exchange offer and do not tender your old notes, then you will continue to hold the untendered old notes, which will continue to be subject to restrictions on transfer under the Securities Act.
      The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreement is not complete. You are encouraged to read the full text of the registration rights agreement, which has been filed as an exhibit to the registration statement that includes this prospectus.
Terms of the Exchange Offer
      We are offering to exchange $250,000,000 in aggregate principal amount of our 7% Senior Subordinated Notes due 2014 that we have registered under the Securities Act for a like principal amount of our outstanding unregistered 7% Senior Subordinated Notes due 2014.
      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all old notes validly tendered and not withdrawn before 11:59 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes we accept in the exchange offer. You may tender some or all of your old notes under the exchange offer. However, the old notes are issuable in authorized denominations of $1,000 and integral multiples thereof. Accordingly, old notes may be tendered only in denominations of $1,000 and integral multiples thereof. The exchange offer is not conditioned upon any minimum amount of old notes being tendered.
      The form and terms of the new notes will be the same as the form and terms of the old notes, except that:

•	the new notes will be registered under the Securities Act and thus will not be subject to the restrictions on transfer or bear legends restricting their transfer;

•	all of the new notes will be represented by global notes in book-entry form unless exchanged for notes in definitive certificated form under the limited circumstances described under “Description of the New Notes — Book-Entry, Delivery and Form;” and

•	the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.
      The new notes will evidence the same debt as the old notes and will be issued under, and be entitled to the benefits of, the indenture governing the old notes.

      The new notes will accrue interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid, from the date of issuance of the old notes. Accordingly, registered holders of new notes on the record date for the first interest payment date following the completion of the exchange offer will receive interest accrued from the most recent date to which interest has been paid on the old notes or, if no interest has been paid, from the date of issuance of the old notes. However, if that record date occurs prior to completion of the exchange offer, then the interest payable on the first interest payment date following the completion of the exchange offer will be paid to the registered holders of the old notes on that record date.
      In connection with the exchange offer, you do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law or the indenture. We intend to conduct the exchange offer in accordance with the registration rights agreement and the applicable requirements of the Securities Act of 1933, the Securities Exchange Act of 1934 and the rules and regulations of the SEC. The exchange offer is not being made to, nor will we accept tenders for exchange from, holder of the old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.
      We will be deemed to have accepted validly tendered old notes when we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us.
      If we do not accept any tendered old notes because of an invalid tender or for any other reason, then we will return certificates for any unaccepted old notes without expense to the tendering holder as promptly as practicable after the expiration date.
Expiration Date; Amendments
      The exchange offer will expire at 11:59 p.m., New York City time, on                     , unless we, in our sole discretion, extend the exchange offer.
      If we determine to extend the exchange offer, then we will notify the exchange agent of any extension by oral or written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
      We reserve the right, in our sole discretion, to delay accepting any old notes, to extend the exchange offer or to amend or terminate the exchange offer if any of the conditions described below under “— Conditions” have not been satisfied or waived by giving oral or written notice to the exchange agent of the delay, extension, amendment or termination. Further, we reserve the right, in our sole discretion, to amend the terms of the exchange offer in any manner. We will notify you as promptly as practicable of any extension, amendment or termination. We will also file a post-effective amendment to the registration statement of which this prospectus is a part with respect to any fundamental change in the exchange offer.
Procedures for Tendering Old Notes
      Any tender of old notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. A holder who wishes to tender old notes in the exchange offer must do either of the following:

•	properly complete, sign and date the letter of transmittal, including all other documents required by the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver that letter of transmittal and other required documents to the exchange agent at the address listed below under “— Exchange Agent” on or before the expiration date; or

•	if the old notes are tendered under the book-entry transfer procedures described below transmit to the exchange agent on or before the expiration date an agent’s message.
      In addition, one of the following must occur:

•	the exchange agent must receive certificates representing your old notes along with the letter of transmittal on or before the expiration date, or

•	the exchange agent must receive a timely confirmation of book-entry transfer of the old notes into the exchange agent’s account at The Depository Trust Company of New York City, or DTC, under the procedure for book-entry transfers described below along with the letter of transmittal or a properly transmitted agent’s message, on or before the expiration date; or

•	the holder must comply with the guaranteed delivery procedures described below.
      The term “agent’s message” means a message, transmitted by a book-entry transfer facility to and received by the exchange agent and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the tendering DTC participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant.
      The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Do not send letters of transmittal or old notes to us.
      Generally, an eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the old notes are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.
      If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a firm which is:

•	a member of a registered national securities exchange;

•	a member of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	another “eligible institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act.
      If the letter of transmittal is signed by a person other than the registered holder of any outstanding old notes, the original notes must be endorsed or accompanied by appropriate powers of attorney. The power of attorney must be signed by the registered holder exactly as the registered holder(s) name(s) appear(s) on the old notes and an eligible institution must guarantee the signature on the power of attorney.
      If the letter of transmittal, or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.
      If you wish to tender old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf. If you wish to tender on your behalf, you must, before completing the procedures for tendering old notes, either register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

      We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. Our determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of old notes not properly tendered or old notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time period we determine. Neither we, the exchange agent nor any other person will incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your old notes.
      By tendering, you will represent to us that:

•	any new notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	if the holder is not a broker dealer, that it is not engaged in and does not intend to engage in the distribution of the new notes;

•	if the holder is a broker dealer, that the holder’s old notes were acquired as a result of market making activities or other trading activities; and

•	the holder is not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if the holder is our affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.
      If any holder or any such other person is our “affiliate,” or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new notes to be acquired in the exchange offer, then that holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC;

•	is not entitled and will not be permitted to tender old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
      Each broker dealer who acquired its old notes as a result of market making activities or other trading activities and thereafter receives new notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker dealers in connection with the exchange offer.
      Any broker-dealer that acquired old notes directly from us may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and delivery requirements of the Securities Act (including being named as a selling securityholder) in connection with any resales of the old notes or the new notes.
Acceptance of Old Notes for Exchange; Delivery of New Notes
      Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes.
      For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when we have given oral or written notice of that acceptance to the exchange agent. For each old note accepted for exchange, you will receive a new note having a principal amount equal to that of the surrendered old note.

      In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	certificates for your old notes or a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.
      If we do not accept any tendered old notes for any reason set forth in the terms of the exchange offer or if you submit old notes for a greater principal amount than you desire to exchange, we will return the unaccepted or non-exchanged old notes without expense to you. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC under the book-entry procedures described below, we will credit the non-exchanged old notes to your account maintained with DTC.
Book-Entry Transfer
      We understand that the exchange agent will make a request within two business days after the date of this prospectus to establish accounts for the old notes at DTC for the purpose of facilitating the exchange offer, and any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the exchange agent must receive a properly completed and duly executed letter of transmittal with any required signature guarantees, or an agent’s message instead of a letter of transmittal, and all other required documents at its address listed below under “— Exchange Agent” on or before the expiration date, or if you comply with the guaranteed delivery procedures described below, within the time period provided under those procedures.
Guaranteed Delivery Procedures
      If you wish to tender your old notes and your old notes are not immediately available, or you cannot deliver your old notes, the letter of transmittal or any other required documents or comply with DTC’s procedures for transfer before the expiration date, then you may participate in the exchange offer if:

•	the tender is made through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing:

•	the name and address of the holder and the principal amount of old notes tendered,

•	a statement that the tender is being made thereby, and

•	a guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates representing the old notes in proper form for transfer or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal as well as certificates representing all tendered old notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights
      You may withdraw your tender of old notes at any time before the exchange offer expires.
      For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address listed below under “— Exchange Agent.” The notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount, or, in the case of old notes tendered by book-entry transfer, the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC; and

•	if certificates for old notes have been transmitted, specify the name in which those old notes are registered if different from that of the withdrawing holder.
      If you have delivered or otherwise identified to the exchange agent the certificates for old notes, then, before the release of these certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible institution, unless the holder is an eligible institution.
      We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. We will return any old notes that have been tendered but that are not exchanged for any reason to the holder, without cost, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, the old notes will be credited to an account maintained with DTC for the old notes. You may retender properly withdrawn old notes by following one of the procedures described under “— Procedures for Tendering Old Notes” at any time on or before the expiration date.
Conditions
      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to exchange new notes for, any old notes if:

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate any applicable law or applicable interpretation by the staff of the SEC; or

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.
      The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part at any time and from time to time.
      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to their holders. During an extension, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

Exchange Agent
      J.P. Morgan Trust Company, National Association, is the exchange agent for the exchange offer. You should direct any questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent addressed as follows:
      By Hand, Overnight Mail, Courier, or Registered or Certified Mail:

J.P. Morgan Trust Company, National Association
Institutional Trust Services
2001 Bryan Street, 9th Floor
Dallas, Texas 75201
Attention: Mr. Frank Ivins
      By Facsimile:

(214) 468-6494
Attention: Institutional Trust Services
      Delivery of the letter of transmittal to an address other than as listed above or transmission via facsimile other than as listed above will not constitute a valid delivery of the letter of transmittal.
Fees and Expenses
      We will pay the expenses of the exchange offer. We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We are making the principal solicitation by mail; however, our officers and employees may make additional solicitations by facsimile transmission, e-mail, telephone or in person. You will not be charged a service fee for the exchange of your notes, but we may require you to pay any transfer or similar government taxes in certain circumstances.
Transfer Taxes
      You will not be obligated to pay any transfer taxes, unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder.
Accounting Treatment
      We will record the new notes at the same carrying values as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss on the exchange of notes. We will amortize the expenses of the offer over the term of the new notes.
Consequences of Failure to Exchange Old Notes
      If you are eligible to participate in the exchange offer but do not tender your old notes, you will not have any further registration rights, except in limited circumstances with respect to specific types of holders of old notes. Old notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legend on the old notes and in the offering memorandum dated September 28, 2005, relating to the old notes. Accordingly, you may resell the old notes that are not exchanged only:

•	to us;

•	so long as the old notes are eligible for resale under Rule 144A under the Securities Act, to a person whom you reasonably believe is a “qualified institutional buyer” within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in accordance with another exemption from the registration requirements of the Securities Act; or

•	under an effective registration statement under the Securities Act;
in each case in accordance with all other applicable securities laws. We do not intend to register the old notes under the Securities Act.
      Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes and the new notes. Holders of the new notes and any old notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.
Resales of New Notes
      Based on interpretations of the staff of the SEC, as set forth in no action letters to third parties, we believe that new notes issued under the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any old note holder without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act if:

•	the holder is not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the new notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the new notes.
      Any holder who exchanges old notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
      This prospectus may be used for an offer to resell, resale or other retransfer of new notes. With regard to broker dealers, only broker dealers that acquire the old notes as a result of market making activities or other trading activities may participate in the exchange offer. Each broker dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please see “Plan of Distribution” for more details regarding the transfer of new notes.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS
      On October 4, 2005, we completed our acquisition of the operated interest in the North Ward Estes field in the Permian Basin of West Texas and certain other fields (“North Ward Estes and Ancillary Properties”) from Celero Energy, LP (“Celero”). The purchase price for the North Ward Estes and Ancillary Properties was approximately $459.2 million, which was comprised of $442 million in cash and 441,500 shares of the our common stock. On August 4, 2005, we completed our acquisition of the operated interest in the Postle field in Texas County, Oklahoma (the “Postle Properties”) from Celero for $343 million in cash. The effective date of both purchases was July 1, 2005.
      During 2005, we also completed two other property acquisitions (collectively, “Other Properties”). On March 31, 2005, we acquired operated interests in five producing gas fields in the Green River Basin of Wyoming for a purchase price of $65 million, which was funded by borrowings under the our credit agreement. On June 23, 2005, we acquired all of the limited partnership interests in three institutional partnerships, having properties in Louisiana, Texas, Arkansas, Oklahoma and Wyoming, for a purchase price of $30.5 million, which was funded using cash on hand.
      The following unaudited pro forma financial information shows the pro forma effects of i) the consummation of the North Ward Estes and Ancillary Properties acquisition, ii) the public offering of 6,612,500 shares of our common stock that closed on October 4, 2005 (the “Common Stock Offering”), iii) the private placement of the old notes that also closed on October 4, 2005 (the “Senior Subordinated Notes Private Placement”), iv) the use of the net proceeds from the Common Stock Offering and Senior Subordinated Notes Private Placement to pay the remaining cash portion of the purchase price for the North Ward Estes and Ancillary Properties and related fees and expenses, and v) the use of the remaining net proceeds from the Common Stock Offering and Senior Subordinated Notes Private Placement to repay $100 million of the Company’s debt under its credit facility (collectively, the “Transactions”).
      The unaudited pro forma combined statement of operations for the nine months ended September 30, 2005 was prepared as if the Transactions and the acquisitions of the Postle Properties and Other Properties all occurred on January 1, 2005 and includes the pro forma results of the Postle Properties through August 4, 2005 and the pro forma results of the Other Properties from January 1, 2005 up to their respective acquisition dates. The unaudited pro forma combined statement of operations for the year ended December 31, 2004 was prepared as if the Transactions and the acquisitions of the Postle Properties and Other Properties all occurred at January 1, 2004. The unaudited pro forma combined balance sheet as of September 30, 2005 assumes that the Transactions all occurred on September 30, 2005. Our historical results include the results from our recent acquisitions beginning on the following dates: Green River Basin of Wyoming, March 31, 2005; limited partnership interests, June 23, 2005; and Postle Properties, August 4, 2005.
      The historical financial information for the Postle Properties and the North Ward Estes and Ancillary Properties, which is presented in the unaudited pro forma combined statements of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004, has been derived from statements of direct revenues and operating expenses, which in turn have been derived from the historical accounting records of the sellers and prior operators and which do not include all costs of doing business. Although the statements do not include depreciation, depletion and amortization, general administrative expenses, income taxes or interest expense, as described in Notes 3 and 4, these costs have been included on a pro forma basis. The pro forma statements of operations, however, are not necessarily indicative of our operations going forward, because these statements necessarily exclude various operating expenses attributable to the North Ward Estes and Ancillary Properties and the Postle Properties.
      The pro forma financial information also includes the effects of the Company’s $1.2 billion bank credit agreement, which was entered into on August 31, 2005 in connection with the acquisitions of the North Ward Estes and Ancillary Properties and the Postle Properties. The credit agreement had an initial borrowing base of $675 million, which increased to $850 million upon the closing of the North Ward Estes and Ancillary Properties and was then offset by a reduction of $62.5 million upon the closing of the Senior Subordinated Notes Private Placement, thereby resulting in a borrowing base of $787.5 million.
      The unaudited pro forma combined financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change. In our opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The following unaudited pro forma financial statements do not purport to represent what our financial position or results of operations would have been if the Transactions or the acquisitions of the Postle Properties or Other Properties had occurred on September 30, 2005, January 1, 2005 or January 1, 2004, respectively. These unaudited pro forma financial statements should be read in conjunction with our historical financial statements and related notes for the periods presented.

UNAUDITED CONDENSED PRO FORMA COMBINED BALANCE SHEET
As of September 30, 2005

	Whiting
	Petroleum	North Ward Estes	Pro Forma
	Corporation	and Ancillary	Combined
	September 30,	Properties	September 30,
	2005	(Note 2)	2005

	(In millions, except share and per share data)
ASSETS
TOTAL CURRENT ASSETS	$127.1	$25.4	$152.5

PROPERTY AND EQUIPMENT:
Oil and gas properties, successful efforts method:
Proved properties	1,775.9	463.3	2,239.2
Unproved properties	18.6	—	18.6
Deposit on North Ward Estes acquisition	45.9	(45.9)	—
Other property and equipment	13.9	—	13.9

Total property and equipment	1,854.3	417.4	2,271.7
Less accumulated depreciation, depletion and amortization	(306.9)	—	(306.9)

Total property and equipment, net	1,547.4	417.4	1,964.8

DEBT ISSUANCE COSTS	19.1	5.5	24.6
OTHER LONG-TERM ASSETS	11.8	—	11.8

TOTAL	$1,705.4	$448.3	$2,153.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
TOTAL CURRENT LIABILITIES	$159.1	$—	$159.1
ASSET RETIREMENT OBLIGATIONS	36.9	4.1	41.0
PRODUCTION PARTICIPATION PLAN LIABILITY	11.5	—	11.5
TAX SHARING LIABILITY	28.8	—	28.8
LONG-TERM DEBT	735.6	150.0	885.6
DEFERRED INCOME TAXES	63.5	—	63.5
LONG-TERM DERIVATIVE LIABILITY	34.1	—	34.1
STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value; 75,000,000 shares authorized, 29,788,723 shares issued and outstanding as of September 30, 2005 (36,842,723 shares issued and outstanding on a combined pro forma basis)	0.0	0.0	0.0
Additional paid-in capital	458.8	294.2	753.0
Accumulated other comprehensive loss	(63.2)	—	(63.2)
Deferred compensation	(2.7)	—	(2.7)
Retained earnings	243.0	—	243.0

Total stockholders’ equity	635.9	294.2	930.1

TOTAL	$1,705.4	$448.3	$2,153.7

See accompanying notes to unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2005

			North Ward
		Postle	Estes and
	Whiting	Properties	Ancillary
	Petroleum	Period	Properties
	Corporation	January 1,	Nine Months
	Nine Months	2005 to	Ended			Pro Forma
	Ended	August 4,	September 30,	Other	Pro Forma	Combined
	September 30,	2005	2005	Properties	Adjustments	September 30,
	2005	(Note 1)	(Note 1)	(Note 1)	(Note 3)	2005

	(In millions, except per share data)
REVENUES AND OTHER INCOME
Oil and gas sales	$374.8	$46.1	$56.1	$8.7	$—	$485.7
Loss on oil and gas hedging activities	(20.7)	—	—	—	—	(20.7)
Interest income and other	0.3	—	—	—	—	0.3

Total revenues and other income	354.4	46.1	56.1	8.7	—	465.3

COSTS AND EXPENSES:
Lease operating	70.7	11.1	13.4	2.0	—	97.2
Production taxes	24.6	3.2	3.8	0.5	—	32.1
Depreciation, depletion and amortization	64.4	—	—	—	18.1	82.5
Exploration and impairment	12.0	—	—	—	—	12.0
General and administrative	21.6	—	—	—	0.2	21.8
Interest expense	25.0	—	—	—	20.5	45.5

Total costs and expenses	218.3	14.3	17.2	2.5	38.8	291.1

INCOME BEFORE INCOME TAXES	136.1	$31.8	$38.9	$6.2	(38.8)	174.2

INCOME TAX EXPENSE	(52.5)				(14.7)	(67.2)

NET INCOME	$83.6				$(53.5)	$107.0

NET INCOME PER COMMON SHARE, BASIC	$2.82					$2.91

NET INCOME PER COMMON SHARE, DILUTED	$2.81					$2.91

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC	29.7				7.1	36.7

WEIGHTED AVERAGE SHARES OUTSTANDING, DILUTED	29.7				7.1	36.8

See accompanying notes to unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

			North Ward
			Estes and
	Whiting	Postle	Ancillary	Other
	Petroleum	Properties	Properties	Properties
	Corporation	Year Ended	Year Ended	Year Ended		Pro Forma
	Year Ended	December 31,	December 31,	December 31,	Pro Forma	Combined
	December 31,	2004	2004	2004	Adjustments	December 31,
	2004	(Note 1)	(Note 1)	(Note 1)	(Note 4)	2004

	(In millions, except per share data)
REVENUES AND OTHER INCOME
Oil and gas sales	$281.1	$60.7	$37.6	$23.2	$—	$402.6
Loss on oil and gas hedging activities	(4.9)	—	—	—	—	(4.9)
Gain on sale of marketable securities	4.8	—	—	—	—	4.8
Gain on sale of oil and gas properties	1.0	—	—	—	—	1.0
Interest income and other	0.1	—	—	—	—	0.1

Total revenues and other income	282.1	60.7	37.6	23.2	—	403.6

COSTS AND EXPENSES
Lease operating	54.2	14.6	11.0	5.0	—	84.8
Production taxes	16.8	3.1	2.2	2.0	—	24.1
Depreciation, depletion and amortization	54.0	—	—	—	27.8	81.8
Exploration	6.3	—	—	—	—	6.3
General and administrative	20.9	—	—	—	0.2	21.1
Interest expense	15.9	—	—	—	34.9	50.8

Total costs and expenses	168.1	17.7	13.2	7.0	62.9	268.9

INCOME BEFORE INCOME TAXES	114.0	$43.0	$24.4	$16.2	(62.9)	134.7

INCOME TAX EXPENSE	(44.0)				(8.0)	(52.0)

NET INCOME	$70.0				$(70.9)	$82.7

NET INCOME PER COMMON SHARE, BASIC	$3.38					$2.98

NET INCOME PER COMMON SHARE, DILUTED	$3.38					$2.97

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC	20.7				7.1	27.8

WEIGHTED AVERAGE SHARES OUTSTANDING, DILUTED	20.8				7.1	27.8

See accompanying notes to unaudited pro forma combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION
      On October 4, 2005, Whiting Petroleum Corporation (the “Company”) completed its acquisition of the operated interest in the North Ward Estes field in the Permian Basin of West Texas and certain other fields (“North Ward Estes and Ancillary Properties”) from Celero Energy, LP (“Celero”). The purchase price for the North Ward Estes and Ancillary Properties was approximately $459.2 million, which was comprised of $442 million in cash and 441,500 shares of the Company’s common stock. On August 4, 2005, the Company completed its acquisition of the operated interest in the Postle field in Texas County, Oklahoma (the “Postle Properties”) from Celero for $343 million in cash. The effective date of both purchases was July 1, 2005.
      During 2005, the Company also completed two other property acquisitions (collectively, “Other Properties”). On March 31, 2005, the Company acquired operated interests in five producing gas fields in the Green River Basin of Wyoming for a purchase price of $65 million (“Green River Basin”), which was funded by borrowings under the Company’s credit agreement. On June 23, 2005, the Company acquired all of the limited partnership interests in three institutional partnerships, having properties in Louisiana, Texas, Arkansas, Oklahoma and Wyoming, for a purchase price of $30.5 million, which was funded using cash on hand.
      The following unaudited pro forma financial information shows the pro forma effects of i) the consummation of the North Ward Estes and Ancillary Properties acquisition, ii) the offering of 6,612,500 shares of the Company’s common stock that closed on October 4, 2005 (the “Common Stock Offering”), iii) the private placement of $250 million of the Company’s senior subordinated notes that also closed on October 4, 2005 (the “Senior Subordinated Notes Private Placement”), iv) the use of the net proceeds from the Common Stock Offering and Senior Subordinated Notes Private Placement to pay the remaining cash portion of the purchase price for the North Ward Estes and Ancillary Properties and related fees and expenses, and v) the use of the remaining net proceeds from the Common Stock Offering and Senior Subordinated Notes Private Placement to repay a portion of the Company’s debt under its credit facility (collectively, the “Transactions”).
      The unaudited pro forma combined statement of operations for the nine months ended September 30, 2005 was prepared as if the Transactions and the acquisitions of the Postle Properties and Other Properties all occurred on January 1, 2005 and includes the pro forma results of the Postle Properties through August 4, 2005 and the pro forma results of the Other Properties from January 1, 2005 up to their respective acquisition dates. The unaudited pro forma combined statement of operations for the for the year ended December 31, 2004 was prepared as if the Transactions and the acquisitions of the Postle Properties and Other Properties all occurred at January 1, 2004. The unaudited pro forma combined balance sheet as of September 30, 2005 assumes that the Transactions all occurred on September 30, 2005. The Company’s historical results include the results from its recent acquisitions beginning on the following dates: Green River Basin of Wyoming, March 31, 2005; limited partnership interests, June 23, 2005; and Postle Properties, August 4, 2005.
      The Company has prepared the unaudited combined pro forma financial statements to give effect to the following:

•	the sale of 6,612,500 shares of the Company’s common stock at the public offering price of $43.60 per share, generating net proceeds of approximately $277.0 million, after deducting approximately $11.3 million of estimated offering related fees and expenses, including the underwriting discount and commissions; and

•	the sale of $250 million aggregate principal amount of the Company’s senior subordinated notes maturing in 2014 bearing interest at 7%, generating net proceeds of approximately $244.5 million, after deducting approximately $5.5 million of estimated offering related fees and expenses, including the underwriting discount and commissions.
      The historical financial information for the Postle Properties and the North Ward Estes and Ancillary Properties, which is presented in the unaudited pro forma combined statements of operations for the nine

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)
months ended September 30, 2005 and the year ended December 31, 2004, has been derived from statements of direct revenues and operating expenses, which in turn have been derived from the historical accounting records of the sellers and prior operators and which do not include all costs of doing business. Although the statements do not include depreciation, depletion and amortization, general administrative expenses, income taxes or interest expense, as described in Notes 3 and 4, these costs have been included on a pro forma basis. The pro forma statements of operations, however, are not necessarily indicative of the Company’s operations going forward, because these statements necessarily exclude various operating expenses attributable to the North Ward Estes and Ancillary Properties and the Postle Properties.
      The pro forma financial information also includes the effects of the Company’s $1.2 billion bank credit agreement, which was entered into on August 31, 2005 in connection with the acquisitions of the North Ward Estes and Ancillary Properties and the Postle Properties. The credit agreement had an initial borrowing base of $675 million, which increased to $850 million upon the closing of the North Ward Estes and Ancillary Properties and was then offset by a reduction of $62.5 million upon the closing of the Senior Subordinated Notes Private Placement, thereby resulting in a borrowing base of $787.5 million.
      The Company believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to such transactions.
      These unaudited pro forma financial statements do not purport to represent what the Company’s financial position or results of operations would have been if the Transactions or the acquisitions of the Postle Properties or Other Properties had occurred on September 30, 2005, January 1, 2005 or January 1, 2004, respectively. These unaudited pro forma financial statements should be read in conjunction with the Company’s historical financial statements and related notes for the periods presented.
      Earnings Per Share — Basic net income per common share of stock is calculated by dividing net income by the weighted average of common shares outstanding during each period. Diluted net income per common share of stock is calculated by dividing net income by the weighted average of common shares outstanding and other dilutive securities. The only securities considered dilutive are unvested restricted stock awards.

2.	PRO FORMA ADJUSTMENTS TO THE BALANCE SHEET AS OF SEPTEMBER 30, 2005
      The following adjustments have been made to the accompanying unaudited condensed pro forma balance sheet as of September 30, 2005:
      Current Assets — To reflect the net cash remaining from the aggregate Common Stock Offering and Senior Subordinated Notes Private Placement proceeds of $521.5 million, after i) the cash portion of $396.1 million for the North Ward Estes and Ancillary Properties purchase was funded, and ii) repayment of $100 million in debt under the Company’s credit facility.
      Proved Properties — To record the acquisition of the North Ward Estes and Ancillary Properties for a purchase price of approximately $459.2 million, and to also record the estimated asset retirement cost of $4.2 million related to the properties acquired.
      Deposit On North Ward Estes Acquisition — To reclassify the $45.9 million purchase price deposit paid in August 2005 to proved properties upon the closing of the North Ward Estes and Ancillary Properties acquisition on October 4, 2005.
      Debt Issuance Costs — To record the capitalization of approximately $5.5 million in financing costs and related fees associated with the Senior Subordinated Notes Private Placement. The net proceeds from Senior Subordinated Notes Private Placement were used to fund the acquisition of the North Ward Estes and Ancillary Properties and to repay a portion of the Company’s debt under its credit facility.
      Asset Retirement Obligations — To record the estimated asset retirement obligation related to the acquired North Ward Estes and Ancillary Properties.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)
      Long-Term Debt — To record the $250 million aggregate principal amount due as a result of the Senior Subordinated Notes Private Placement that was used to fund the North Ward Estes and Ancillary Properties acquisition. Further, to reflect repayment of $100 million in debt under the Company’s credit facility using the net proceeds available from the Common Stock Offering and Senior Subordinated Notes Private Placement, after the North Ward Estes and Ancillary Properties acquisition was fully funded.
      Additional Paid-In Capital and Common Stock — To record the issuance of 6,612,500 shares of the Company’s common stock at the public offering price of $43.60 per share, generating net proceeds of $277.0 million, after deducting approximately $11.3 million of estimated offering related fees and expenses, including the underwriting discount and commissions. To also record the Company’s issuance of 441,500 shares of the Company’s common stock to Celero at the closing of the North Ward Estes and Ancillary Properties.

3.	PRO FORMA ADJUSTMENTS FOR NINE MONTHS ENDED SEPTEMBER 30, 2005
      The following adjustments have been made to the accompanying unaudited condensed pro forma statement of operations for the nine months ended September 30, 2005:
      Depletion, Depreciation and Amortization — To record pro forma depletion expense giving effect to the acquisition of the Postle Properties (through August 4, 2005), the North Ward Estes and Ancillary Properties, and Other Properties (through the respective acquisition dates). The expense was calculated using the unit-of-production method, based on estimated proved reserves and production by field, the capitalized purchase price for each acquisition, and asset retirement costs related to the properties acquired. To also record accretion of discount expense related to the estimated asset retirement obligations for wells and facilities acquired. Accretion expense has been adjusted to reflect the Company’s credit adjusted risk free rate.
      General and Administrative — To record rent expense from January 1, 2005 to September 30, 2005 for a lease contract, which was assumed by the Company based on the terms of the North Ward Estes and Ancillary Properties purchase and sale agreement, for its field office in Midland, Texas.
      Interest Expense — To record interest expense and amortization of debt issuance costs for debt incurred under the Company’s credit facility to fund the acquisitions of the Postle Properties (through August 4, 2005) and the Green River Basin (through March 31, 2005), less all repayments of debt under the credit facility relating to net proceeds remaining from the Common Stock Offering and Senior Subordinated Notes Private Placement, after the North Ward Estes and Ancillary Properties acquisition was fully funded. The Company used current interest rates for borrowings under its facility. Each 1/8% change in the credit facility interest rate would affect income before income taxes by $0.2 million for the nine months ended September 30, 2005. Further, to record interest expense and amortization of debt issuance costs and fees related to the $250 million Senior Subordinated Notes Private Placement bearing interest at 7%.
      Income Taxes — To record income tax expense on pretax income from the Postle Properties (through August 4, 2005), the North Ward Estes and Ancillary Properties for the nine months ended September 30, 2005, and Other Properties (through respective acquisition dates), based on the Company’s statutory tax rate of 38.6%.

4.	PRO FORMA ADJUSTMENTS FOR YEAR ENDED DECEMBER 31, 2004
      The following adjustments have been made to the accompanying unaudited pro forma statement of operations for the year ended December 31, 2004:
      Depletion, Depreciation and Amortization — To record pro forma depletion expense giving effect to the acquisition of the Postle Properties, the North Ward Estes and Ancillary Properties, and Other Properties. The expense was calculated using the unit-of-production method, based on estimated proved reserves and production by field, the capitalized purchase price for each acquisition, and asset retirement costs related to the properties acquired. To also record accretion of discount expense related to the estimated asset retirement

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)
obligations for wells and facilities acquired. Accretion expense has been adjusted to reflect the Company’s credit adjusted risk free rate.
      General and Administrative — To record rent expense from January 1, 2004 to December 31, 2004 for a lease contract, which was assumed by the Company based on the terms of the North Ward Estes and Ancillary Properties purchase and sale agreement, for its field office in Midland, Texas.
      Interest Expense — To record interest expense and amortization of debt issuance costs for debt incurred under the Company’s credit facility to fund the acquisitions of the Postle Properties and the Green River Basin, less all repayments of debt under the credit facility relating to net proceeds remaining from the Common Stock Offering and Senior Subordinated Notes Private Placement, after the North Ward Estes and Ancillary Properties acquisition was fully funded. The Company used current interest rates for borrowings under its facility. Each 1/8% change in the credit facility interest rate would affect income before income taxes by $0.4 million for the year ended December 31, 2004. Further, to record interest expense and amortization of debt issuance costs and fees related to the $250 million Senior Subordinated Notes Private Placement bearing interest at 7%.
      Income Taxes — To record income tax expense on pretax income from the Postle Properties, the North Ward Estes and Ancillary Properties, and Other Properties, based on the Company’s statutory tax rate of 38.6%.

SELECTED HISTORICAL FINANCIAL INFORMATION
      The following selected historical financial information as of and for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004 has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes. The following selected historical financial information as of and for the nine months ended September 30, 2004 and 2005 has been derived from, and is qualified by reference to, our unaudited consolidated financial statements. This information is only a summary and you should read it in conjunction with our financial statements and related notes incorporated by reference in this prospectus. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year. Our historical financial information includes the results of our recent acquisitions beginning on the following dates: Green River Basin, March 31, 2005; Institutional Partnership Interests, June 23, 2005; and Postle properties, August 4, 2005. Our historical financial information does not include the North Ward Estes properties, which we closed on October 4, 2005.

											Nine Months Ended
	Year Ended December 31,										September 30,

	2000		2001		2002		2003		2004		2004		2005

	(In millions except per share data)
Consolidated Income Statement Information:
Revenues and other income:
Oil and gas sales	$107.0		$125.2		$122.7		$175.7		$281.1		$166.4		$374.8
Gain (loss) on oil and gas hedging activities	(3.8)		2.3		(3.2)		(8.7)		(4.9)		(3.6)		(20.7)
Gain on sale of oil and gas properties	7.7		11.7		1.0		—		1.0		1.0		—
Gain on sale of marketable securities	—		—		—		—		4.8		4.7		—
Interest income and other	0.1		0.2		—		0.3		0.1		0.2		0.3

Total revenues and other income	$111.0		$139.4		$120.5		$167.3		$282.1		$168.7		$354.4

Costs and expenses:
Lease operating	$23.8		$29.8		$32.9		$43.2		$54.2		$34.6		$70.7
Production taxes	5.4		6.5		7.4		10.7		16.8		10.2		24.6
Depreciation, depletion and amortization(1)	21.5		26.9		43.6		41.2		54.0		34.5		64.4
Exploration and impairment	1.1		0.8		1.8		3.2		6.3		4.7		12.0
Phantom equity plan(2)	—		—		—		10.9		—		—		—
General and administrative	6.3		10.9		12.0		12.8		20.9		14.2		21.6
Interest expense	7.5		10.2		10.9		9.2		15.9		9.6		25.0

Total costs and expenses	$65.6		$85.1		$108.6		$131.2		$168.1		$107.8		$218.3

Income before income taxes and cumulative change in accounting principle	$45.4		$54.3		$11.9		$36.1		$114.0		$60.9		$136.1
Income tax expense(3)	(11.7)		(13.1)		(4.2)		(13.9)		(44.0)		(23.5)		(52.5)

Income before cumulative change in accounting principle	33.7		41.2		7.7		22.2		70.0		37.4		83.6
Cumulative change in accounting principle(4)	—		—		—		(3.9)		—		—		—

Net income	$33.7		$41.2		$7.7		$18.3		$70.0		$37.4		$83.6

Net income per common share from continuing operations, basic and diluted	$1.80		$2.20		$0.41		$1.18		$3.38		$1.93		$2.81

Net income per common share, basic and diluted	$1.80		$2.20		$0.41		$0.98		$3.38		$1.93		$2.81

Other Financial Information:
Net cash provided by operating activities	$42.3		$62.3		$62.6		$96.4		$135.5		$96.3		$211.4
Net cash used in investing activities(5)(6)	$109.7		$86.5		$157.5		$52.0		$525.9		$491.4		$607.6
Net cash provided by financing activities	$63.1		$23.9		$98.7		$4.4		$338.4		$358.9		$402.0
Ratio of earnings to fixed charges(7)	6.93	x	6.10	x	2.08	x	4.85	x	8.01	x	7.27	x	6.40	x
EBITDA(8)	$74.4		$91.4		$66.4		$82.6		$183.9		$105.0		$225.5

	As of December 31,					As of September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In millions)
Balance Sheet Information:
Total assets	$256.4	$319.8	$448.5	$536.3	$1,092.2	$1,054.6	$1,705.4
Total debt	$139.7	$163.6	$265.5	$188.0	$325.3	$538.8	$735.6
Stockholders’ equity	$70.0	$111.5	$122.8	$259.6	$612.4	$334.9	$635.9

(1)	We reduced the amount of our abandonment liability estimate from approximately $13.0 million at December 31, 2000 to $4.0 million at December 31, 2001 as a result of receiving a revised and more detailed dismantlement plan from our dismantlement operator. This $9.0 million change in estimate reduced our depreciation, depletion and amortization expense in our 2001 financial statements as the expense for the abandonment liability had originally been recorded as a depreciation, depletion and amortization expense.

(2)	The completion of our initial public offering in November 2003 constituted a triggering event under our phantom equity plan, pursuant to which our employees received payments valued at $10.9 million in the form of shares of our common stock valued at approximately $6.5 million after withholding of shares for payroll and income taxes. As a result, in the fourth quarter of 2003, we recorded a one-time non-cash charge of $6.5 million and a one-time cash charge of $4.4 million, of which Alliant Energy Corporation funded the substantial majority. The phantom equity plan is now terminated.

(3)	We generated Section 29 tax credits of $5.2 million in 2000, $6.6 million in 2001 and $5.4 million in 2002. Section 29 tax credit provisions of the Internal Revenue Code expired as of December 31, 2002. In 2002, we were able to use our $5.4 million of Section 29 tax credits in the consolidated federal income tax return filed by Alliant Energy, but since these credits would not have been used in a stand-alone filing, they were recorded as additional paid-in capital as opposed to a reduction in income tax expense.

(4)	In 2003, we adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” This was a one-time charge to net income.

(5)	During the nine months ended September 30, 2005 and the year ended December 31, 2003, we acquired limited partnership interests in partnerships in which our wholly owned subsidiary is the general partner. Though disclosed as acquisitions of limited partnership interests in our consolidated statements of cash flows, these amounts are recorded as oil and natural gas properties on our consolidated balance sheets and are included in net cash used in investing activities in this summary historical financial information.

(6)	During the nine months ended September 30, 2005, we paid $45.9 million as a deposit on the North Ward Estes acquisition, as disclosed in our statement of cash flows for that period. This amount is recorded as oil and natural gas properties on our consolidated balance sheets upon closing at the North Ward Estes acquisition and is included in net cash used in investing activities in this summary historical information.

(7)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and income from equity investee, fixed charges, distributed income from equity investee and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.

(8)	We define EBITDA as earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States, or GAAP. Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use. In evaluating EBITDA, you should be aware that our EBITDA for the year ended December 31, 2003 included one-time charges to net income of (i) $10.9 million for payments to our employees under our phantom equity plan in connection with our initial public offering in November 2003 and (ii) $3.9 million (non-cash) related to our adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”
      The following table presents a reconciliation of our consolidated net income to consolidated EBITDA:

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In millions)
Net income	$33.7	$41.2	$7.7	$18.3	$70.0	$37.4	$83.6
Income tax expense	11.7	13.1	4.2	13.9	44.0	23.5	52.5
Interest expense	7.5	10.2	10.9	9.2	15.9	9.6	25.0
Depreciation, depletion and amortization	21.5	26.9	43.6	41.2	54.0	34.5	64.4

EBITDA	$74.4	$91.4	$66.4	$82.6	$183.9	$105.0	$225.5

DESCRIPTION OF OTHER INDEBTEDNESS
      Whiting Oil and Gas Corporation, our wholly-owned subsidiary, has a $1.2 billion credit agreement with a syndicate of lending institutions. Our borrowing base under the credit agreement increased to $850.0 million after the closing of our acquisition of the North Ward Estes properties and was offset by a reduction in our borrowing base of $62.5 million upon the completion of our private placement of the old notes, resulting in a borrowing base of $787.5 million. The borrowing base under the credit agreement is determined in the discretion of the lenders based on the collateral value of the proved reserves that have been mortgaged to the lenders, and is subject to regular redeterminations on May 1 and November 1 of each year as well as special redeterminations described in the credit agreement. As of September 30, 2005, on a pro forma basis giving effect to our acquisition of the North Ward Estes properties and after giving effect to the private placement of the old notes, the common stock offering (at the public offering price of $43.60 per share) and the application of the net proceeds thereof, Whiting Oil and Gas would have had an outstanding principal balance of $270.0 million under the credit agreement.
      The credit agreement provides for interest only payments until August 31, 2010, when the entire amount borrowed is due. Whiting Oil and Gas may, throughout the five-year term of the credit agreement, borrow, repay and reborrow up to the borrowing base in effect from time to time. Interest accrues, at Whiting Oil and Gas’ option, at either (1) the base rate plus a margin where the base rate is defined as the higher of the prime rate or the federal funds rate plus 0.5% and the margin varies from 0% to 0.5% depending on the utilization percentage of the borrowing base, or (2) at the LIBOR rate plus a margin where the margin varies from 1.00% to 1.75% depending on the utilization percentage of the borrowing base. Commitment fees of 0.25% to 0.375% accrue on the unused portion of the borrowing base, depending on the utilization percentage.
      The credit agreement contains restrictive covenants that may limit our ability to, among other things, pay cash dividends, incur additional indebtedness, sell assets, make loans to others, make investments, enter into mergers, enter into hedging contracts, change material agreements, incur liens and engage in certain other transactions without the prior consent of the lenders and requires us to maintain a debt to EBITDAX (as defined in the credit agreement) ratio of less than 3.5 to 1 and a working capital ratio of greater than 1 to 1. In addition, while the credit agreement allows our subsidiaries to make payments to us so that we may pay interest on the notes, the credit agreement generally does not allow our subsidiaries to make payments to us to pay principal on the notes. The credit agreement is secured by a first lien on all of Whiting Oil and Gas’ properties included in the borrowing base for the credit agreement. We and our wholly-owned subsidiary Equity Oil Company have guaranteed the obligations of Whiting Oil and Gas under the credit agreement, we have pledged the stock of Whiting Oil and Gas and Equity Oil Company as security for our guarantee and Equity Oil Company has mortgaged all of its properties included in the borrowing base for the credit agreement as security for its guarantee.
      We have outstanding $150.0 million aggregate principal amount of our 7 1/4% Senior Subordinated Notes due 2012 and $220.0 million aggregate principal amount of our 7 1/4% Senior Subordinated Notes due 2013, which we sometimes refer to in this prospectus collectively as our outstanding senior subordinated notes. Our outstanding senior subordinated notes are unsecured obligations and are subordinated to all of our senior debt. The new notes will rank equally with our outstanding senior subordinated notes. The indentures governing our outstanding senior subordinated notes contain restrictive covenants that may limit our and our subsidiaries’ ability to, among other things, pay cash dividends, redeem or repurchase our capital stock or our subordinated debt, make investments, incur additional indebtedness or issue preferred stock, sell assets, consolidate, merge or transfer all or substantially all of the assets of ours and our restricted subsidiaries taken as a whole and enter into hedging contracts. Three of our wholly-owned subsidiaries, Whiting Oil and Gas Corporation, Whiting Programs, Inc. and Equity Oil Company, have fully, unconditionally, jointly and severally guaranteed our obligations under our outstanding senior subordinated notes.
      In conjunction with our initial public offering in November 2003, we issued a promissory note payable to Alliant Energy in the aggregate principal amount of $3.0 million. The note bears interest at an annual rate of 5%. All principal and interest on the promissory note are due on November 25, 2005.

DESCRIPTION OF THE NEW NOTES
      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the term “Company,” “us” or “we” refers only to Whiting Petroleum Corporation and not to any of its subsidiaries. The term “notes” refers to the old notes and the new notes collectively.
      The old notes were, and the new notes will be, issued under and governed by an indenture, dated October 4, 2005, among the Company, the Guarantors and J.P. Morgan Trust Company, National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.
      The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.
      The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.
Brief Description of the Notes and the Subsidiary Guarantees
      The Notes. The notes:

•	are general unsecured obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Debt (as defined below) of the Company;

•	are pari passu in right of payment with our outstanding senior subordinated notes and any future senior subordinated Indebtedness of the Company; and

•	are unconditionally guaranteed by the Guarantors on a senior subordinated basis.
      The Subsidiary Guarantees. Initially, the notes are guaranteed by the Company’s only operating subsidiaries, Whiting Oil and Gas Corporation, which we call “Whiting” in this description, and Equity Oil Company, as well as by one of the Company’s other existing subsidiaries.
      Each guarantee of the notes:

•	is a general unsecured obligation of the Guarantor;

•	is subordinated in right of payment to all existing and future Senior Debt of that Guarantor; and

•	is pari passu in right of payment with its guarantee of our outstanding senior subordinated notes and any future senior subordinated Indebtedness of that Guarantor.
      As of September 30, 2005, on a pro forma basis giving effect to our acquisition of the North Ward Estes properties and after giving effect to the private placement of the old notes, the common stock offering (at the public offering price of $43.60 per share) and the application of the net proceeds thereof, the Company (excluding its subsidiaries) would have had:

•	total Senior Debt of approximately $3.3 million (excluding its guarantee of Whiting Oil and Gas Corporation’s credit agreement), consisting of a note payable;

•	total senior subordinated Indebtedness of approximately $615.6 million, consisting of the notes and our outstanding senior subordinated notes; and

•	no Indebtedness contractually subordinated to the notes.

      On the same basis, the Guarantors would have had:

•	total Senior Debt of approximately $270.0 million consisting of borrowings under Whiting’s credit agreement;

•	no other senior subordinated Indebtedness (other than guarantees of our outstanding senior subordinated notes); and

•	no Indebtedness contractually subordinated to their guarantees of the notes.
      As indicated above and as discussed in detail below under the caption “— Subordination,” payments on the new notes and under these guarantees will be subordinated to the payment of Senior Debt. The indenture will permit us and the Guarantors to incur additional Indebtedness, including additional Senior Debt.
      Initially, not all of our existing subsidiaries will guarantee the notes. Furthermore, under the circumstances described below under the subheading “— Certain Covenants — Additional Subsidiary Guarantees,” in the future one or more of our newly created or acquired subsidiaries may not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor subsidiaries have no outstanding Indebtedness (other than intercompany Indebtedness). They generated less than 1% of our pro forma consolidated revenues for the fiscal year ended December 31, 2004 and held less than 1% of our pro forma consolidated assets as of September 30, 2005.
      As of the date of the indenture, all of our subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the new notes.
Principal, Maturity and Interest
      On October 4, 2005, the Company issued the old notes with an aggregate principal amount of $250 million. The Company may issue additional notes from time to time. Any offering of additional notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on February 1, 2014.
      Interest on the notes will accrue at the rate of 7% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2006. The Company will make each interest payment to the Holders of record on the immediately preceding March 15 and September 15.
      Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the Notes
      If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes
      The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the Holders of the notes, and the Company or any of its Domestic Subsidiaries may act as paying agent or registrar.
Transfer and Exchange
      A Holder may transfer or exchange notes in accordance with the indenture. The Company or the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. No service charge will be imposed for any registration of transfer or exchange of notes, but the Company may require Holders to pay all taxes due on transfer. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before mailing a notice of redemption.
Subsidiary Guarantees
      Initially, Whiting and two other of our wholly-owned Subsidiaries, Equity Oil Company and Whiting Programs, Inc., will guarantee the notes. In the future, the notes will be guaranteed by each of the Company’s newly created or acquired Material Domestic Subsidiaries and by any other Restricted Subsidiary of the Company that guarantees its other Indebtedness. See “— Certain Covenants — Additional Subsidiary Guarantees.” These Subsidiary Guarantees will be joint and several obligations of the Guarantors. Each Subsidiary Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Relating to the Exchange Offer and the New Notes — Any subsidiary guarantees of the new notes may be further subordinated or avoided by a court.”
      A Guarantor may not sell or otherwise dispose of all or substantially all of its properties or assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the properties or assets in any such sale or other disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) unconditionally assumes all the obligations of that Guarantor, pursuant to a supplemental indenture substantially in the form specified in the indenture, under the notes, the indenture and its Subsidiary Guarantee on terms set forth therein; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the “Asset Sale” provisions of the indenture.
      The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the properties or assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture; or

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture; or

(3) if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon Legal Defeasance or Covenant Defeasance as described below under the caption “— Legal Defeasance and Covenant Defeasance” or upon satisfaction and discharge of the indenture as described below under the caption “— Satisfaction and Discharge.”
See “— Repurchase at the Option of Holders — Asset Sales.”
Subordination
      The payment of principal of, premium, if any, and interest on the notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash of all Obligations in respect of Senior Debt of the Company, whether outstanding on the date of the indenture or thereafter incurred.
      Upon any distribution to creditors of the Company:

(1) in a liquidation or dissolution of the Company;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of the Company’s assets and liabilities, the holders of Senior Debt of the Company will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt, whether or not an allowable claim in any such proceeding) before the Holders of notes will be entitled to receive any payment with respect to the notes, and until all Obligations with respect to such Senior Debt are paid in full in cash, any distribution to which the Holders of notes would be entitled shall be made to the holders of such Senior Debt (except, in each case, that Holders of notes may receive and retain Permitted Junior Securities and payments made from a trust described under “— Legal Defeasance and Covenant Defeasance” or “— Satisfaction and Discharge”).
      The Company also may not make any payment with respect to the notes (other than Permitted Junior Securities or from a trust described under “— Legal Defeasance and Covenant Defeasance” or “— Satisfaction and Discharge”) if:

(1) a default in the payment of the principal of, premium, if any, or interest on, or any other Obligation in respect of, any Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing with respect to any Designated Senior Debt that permits holders of such Designated Senior Debt to accelerate its maturity (or that would permit such holders to accelerate with the giving of notice or the passage of time or both) and the trustee receives a notice of such default (a “Payment Blockage Notice”) from the Company or the holders of such Designated Senior Debt.
      Except as provided in the second preceding paragraph, payments on the notes may and will be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.
No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice.
      No nonpayment default that existed or was continuing with respect to any Designated Senior Debt on the date of delivery of any Payment Blockage Notice to the trustee with respect to such Designated Senior Debt will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

      In the event that the trustee or any Holder receives any payment of any Obligations with respect to the notes (other than Permitted Junior Securities or from the trust described under “— Legal Defeasance and Covenant Defeasance” or “— Satisfaction and Discharge”) at a time when such payment is prohibited by these subordination provisions, such payment shall be held by the trustee or such Holder, in trust for the benefit of, and will be paid over and delivered, as provided in the indenture, to the holders of Senior Debt or their proper representative.
      The indenture further requires the Company to promptly notify holders of Designated Senior Debt if payment of the notes is accelerated because of an Event of Default.
      The Subsidiary Guarantee of each Guarantor will be subordinated to the Senior Debt of such Guarantor generally to the same extent and in the same manner as the notes are subordinated to the Senior Debt of the Company.
      As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization or similar proceeding of the Company, Holders of notes may recover less ratably than creditors of the Company who are holders of its Senior Debt. See “Risk Factors — Risks Relating to the Exchange Offer and the New Notes — The new notes and the subsidiary guarantees are subordinated to the senior debt of us and the subsidiary guarantors, respectively, and are effectively subordinated to our and the subsidiary guarantors’ secured debt.”
Optional Redemption
      At any time prior to October 1, 2008, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 107% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), with the net cash proceeds of one or more Equity Offerings by the Company, provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its Subsidiaries); and

(2) the redemption occurs within 120 days of the date of the closing of such Equity Offering.
      In addition, at any time prior to the final maturity of the notes, the notes may be redeemed in whole or in part at the option of the Company upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).
      “Applicable Premium” means, with respect to a note at any redemption date, the greater of (x) 1.0% of the principal amount of such note and (y) the excess of (A) the present value at such time of (1) the principal amount of such note plus (2) all required interest payments due on such note through the final maturity thereof (without regard to accrued and unpaid interest), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note.
      “Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to the final maturity of the notes; provided, however, that if the period from the redemption date to the final maturity of the notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to the final maturity of the notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.
      Except as provided above, the notes will not be redeemable at the Company’s option prior to their final maturity.

Selection and Notice
      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis.
      No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.
      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.
Mandatory Redemption
      Except as set forth below under “— Repurchase at the Option of Holders,” the Company is not required to make mandatory redemption or sinking fund payments with respect to the notes or to repurchase the notes at the option of the Holders.
Repurchase at the Option of Holders

Change of Control
      If a Change of Control occurs, each Holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of settlement (the “Change of Control Settlement Date”), subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Change of Control Settlement Date. Within 30 days following any Change of Control, the Company will mail a notice to each Holder and the Trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes as of the Change of Control Purchase Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.
      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

      On the Change of Control Purchase Date, the Company will, to the extent lawful, accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer. Promptly thereafter on the Change of Control Settlement Date the Company will:

(1) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(2) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.
      On the Change of Control Settlement Date, the paying agent will mail to each Holder of notes properly tendered the Change of Control Payment for such notes (or, if all the notes are then in global form, make such payment through the facilities of DTC), and the trustee will authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
      Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event no later than the Change of Control Purchase Date, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant.
      The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.
      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.
      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales
      The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) the fair market value is determined by the Company’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet, of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability; and

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Subsidiary into cash, to the extent of the cash received in that conversion.
      Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any such Restricted Subsidiary may apply those Net Proceeds at its option to any combination of the following:

(I) to repay Senior Debt or the notes or other Indebtedness ranking on parity with the notes;

(II) to acquire all or substantially all of the properties or assets of one or more other Persons primarily engaged in the Oil and Gas Business, and, for this purpose, a division or line of business of a Person shall be treated as a separate Person;

(III) to acquire a majority of the Voting Stock of one or more other Persons primarily engaged in the Oil and Gas Business;

(IV) to make one or more capital expenditures; or

(V) to acquire other long-term assets that are used or useful in the Oil and Gas Business.
      Pending the final application of any Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.”
      On the 361st day after the Asset Sale (or, at the Company’s option, any earlier date), if the aggregate amount of Excess Proceeds then exceeds $50.0 million, the Company will make an Asset Sale Offer to all Holders of notes, and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of settlement, subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of settlement, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.
      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

      The Company’s Credit Agreement will generally prohibit the Company from purchasing any notes, and also provides that certain change of control or asset sale events with respect to the Company would constitute a default or require repayment of the Senior Debt. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the Holders of notes.
Certain Covenants

Restricted Payments
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6) and (7) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from April 1, 2004 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds received by the Company (including the fair market value of any Additional Assets to the extent acquired in consideration of Equity Interests of the Company (other than Disqualified Stock)) since May 11, 2004 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), plus

(c) to the extent that any Restricted Investment that was made after May 11, 2004 is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(d) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after May 11, 2004, the lesser of (i) the fair market value of the Company’s Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.
As of September 30, 2005, after giving effect to the common stock offering and the issuance of common stock in connection with the acquisition of the North Ward Estes properties, the amount available for Restricted Payments under the foregoing would total approximately $649.5 million.
      So long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase, retirement or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former director or employee of the Company or any of its Restricted Subsidiaries pursuant to any director or employee equity subscription agreement or plan, stock option agreement or similar agreement or plan; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million in any twelve-month period;

(6) the acquisition of Equity Interests by the Company in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise;

(7) the payment of cash in lieu of fractional shares of Capital Stock in connection with any transaction otherwise permitted under this covenant; or

(8) other Restricted Payments in an aggregate amount since May 11, 2004 not to exceed $25.0 million.

      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors, whose determination shall be evidenced by a Board Resolution. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $25.0 million. Not later than the date of making any Restricted Payment (excluding any Restricted Payment described in the preceding clause (2), (3), (4), (6) or (7)) the Company will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture. For purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1) — (8), the Company will be permitted to classify (or later classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), neither the Company nor any Guarantor will issue any Disqualified Stock, and the Company will not permit any of its other Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and any Guarantor may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.
      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness (including letters of credit) under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed an amount equal to the greater of (a) $800.0 million and (b) 20% of ACNTA as of the date of such incurrence;;

(2) the incurrence by the Company or any of its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Company and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2) or (3) of this paragraph or this clause (5);

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company is the obligor on such Indebtedness and a Guarantor is not the obligee, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, or if a Guarantor is the obligor on such Indebtedness and neither the Company nor another Guarantor is the obligee, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Subsidiary Guarantee of such Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations;

(8) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or any Guarantor that was permitted to be incurred by another provision of this covenant;

(9) the incurrence by the Company or any of its Restricted Subsidiaries of obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

(10) the incurrence by the Company’s Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (10);

(11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of bid, performance, surety and similar bonds issued for the account of the Company and any of its Restricted Subsidiaries in the ordinary course of business, including guarantees and obligations of the Company and any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each other than an obligation for money borrowed);

(12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Company or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

(13) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, not to exceed $50.0 million.
      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness (including Acquired Debt) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify (or later classify or reclassify in whole or in part in its sole discretion) such item of Indebtedness in any manner that complies with this covenant.
      The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

No Senior Subordinated Debt
      The Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of the Company and senior in any respect in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in any respect in right of payment to such Guarantor’s Subsidiary Guarantee.

Liens
      The Company will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness or Attributable Debt upon any of their property or assets, now owned or hereafter acquired, unless the notes or any Subsidiary Guarantee of such Restricted Subsidiary, as applicable, is secured on an equal and ratable basis (or on a senior basis to, in the case of obligations subordinated in right of payment to the notes or such Subsidiary Guarantee, as the case may be) with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.
      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Subsidiary Guarantees;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary of the Company that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements, agreements respecting Permitted Business Investments and other similar agreements entered into in the ordinary course of business; and

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets
      The Company may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(5) the Company shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with the indenture.
      Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Transactions with Affiliates
      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, a written opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.
      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment or severance agreement or other employee compensation agreement, arrangement or plan, or any amendment thereto, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among any of the Company and its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in such Person;

(4) payment of reasonable directors’ fees and other benefits to persons who are not otherwise Affiliates of the Company;

(5) provision of officers’ and directors’ indemnification and insurance in the ordinary course of business to the extent permitted by law;

(6) sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company; and

(7) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments.”

Designation of Restricted and Unrestricted Subsidiaries
      The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary of the Company is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or represent Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Subsidiary so designated otherwise meets the definition of an Unrestricted Subsidiary.
      The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

Additional Subsidiary Guarantees
      If the Company or any of its Restricted Subsidiaries acquires or creates another Material Domestic Subsidiary after the date of the indenture, or if any Restricted Subsidiary that is not already a Guarantor guarantees any other Indebtedness of the Company after such date, then in either case that Subsidiary will become a Guarantor by executing a supplemental indenture and delivering it to the trustee within 20 Business Days of the date on which it was acquired or created or guaranteed Indebtedness of the Company, as the case may be; provided, however, that the foregoing shall not apply to Subsidiaries of the Company that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Sale and Leaseback Transactions
      The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company or any Guarantor may enter into a sale and leaseback transaction if:

(1) the Company or that Guarantor, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens;”

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

Business Activities
      The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Oil and Gas Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Reports
      Whether or not required by the Commission, so long as any notes are outstanding, the Company will file with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing), and the Company will furnish to the trustee and, upon its request, to any of the Holders of notes, within five Business Days of filing, or attempting to file, the same with the Commission:

(1) all quarterly and annual financial and other information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.
      If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.
      In addition, the Company and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors in the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Covenant Termination
      If at any time (a) the rating assigned to the notes by both S&P and Moody’s is an Investment Grade Rating and (b) no Default has occurred and is continuing under the indenture, then upon delivery by the Company to the trustee of an officers’ certificate to the foregoing effect, the Company and its Restricted Subsidiaries will no longer be subject to the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Asset Sales” and the following provisions of the indenture described above under the caption “— Certain Covenants”:

•	“— Restricted Payments,”

•	“— Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“— Dividend and Other Payment Restrictions Affecting Subsidiaries,”

•	“— Transactions with Affiliates,” and

•	“— Business Activities.”
      However, the Company and its Restricted Subsidiaries will remain subject to the provisions of the indenture described above under the caption “Repurchase at the Option of Holders — Change of Control,” and the following provisions of the indenture described above under the caption “— Covenants”:

•	“— No Senior Subordinated Debt,”

•	“— Liens,”

•	“— Merger, Consolidation or Sale of Assets” (other than the financial test set forth in clause (4) of such covenant),”

•	“— Designation of Restricted and Unrestricted Subsidiaries,”

•	“— Additional Subsidiary Guarantees,”

•	“— Sale and Leaseback Transactions” (other than clauses (1)(a) and (3) of such covenant), and

•	“— Reports.”

Events of Default and Remedies
      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the notes, whether or not prohibited by the subordination provisions of the indenture;

(2) default in payment when due of the principal of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

(3) failure by the Company to comply with the provisions described under the captions “— Certain Covenants — Restricted Payments,” “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4) failure by the Company to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Asset Sales” or “— Repurchase at the Option of Holders — Change of Control;”

(5) failure by the Company for 60 days after notice to comply with any of the other agreements in the indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(7) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $50.0 million, which judgments are not paid, discharged or stayed (including a stay pending appeal) for a period of 60 days after the date of such final judgment (or, if later, the date when payment is due pursuant to such judgment);

(8) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(9) certain events of bankruptcy, insolvency or reorganization described in the indenture with respect to the Company or any of its Significant Subsidiaries or any group of Subsidiaries of the Company that, taken as a whole, would constitute a Significant Subsidiary.
      In the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization, with respect to the Company, any Subsidiary of the Company that is a Significant Subsidiary or any group of Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.
      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold notice of any continuing Default or Event of Default from Holders of the notes if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, or interest or premium, if any, on, the notes.
      The Holders of a majority in principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any past Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes or in respect of a covenant that cannot be amended without the consent of each Holder.
      The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator or stockholder or other owner of Capital Stock of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or any Guarantor under the notes, the indenture or the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
      The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, and interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.
      In addition, the Company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non payment, bankruptcy, insolvency or reorganization events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes. If the Company exercises either its Legal Defeasance or Covenant Defeasance option, each Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee and any security for the notes (other than the trust) will be released.
      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and interest and premium, if any, on the outstanding notes on the date of fixed maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to the date of fixed maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy, insolvency or reorganization events are concerned, at any time in the period ending on the 91st day after the day of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit (or, if any Holder or Beneficial Owner of notes is an insider of the Company, such later date as counsel may specify in such opinion), the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Amendment, Supplement and Waiver
      Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in currency other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium, if any, on the notes (other than as permitted in clause (7) below);

(7) waive a redemption or repurchase payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment, supplement and waiver provisions.
      In addition, any amendment or supplement to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the Holders of the notes will require the consent of the Holders of at least 75% in principal amount of notes then outstanding.
      Notwithstanding the preceding, without the consent of any Holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s properties or assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any Holder, provided that any change to conform the indenture to this prospectus will not be deemed to adversely affect the legal rights under the indenture of any holder;

(5) to secure the notes or the Subsidiary Guarantees pursuant to the requirements of the covenant described above under the subheading “— Certain Covenants — Liens;”

(6) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture;

(7) to add any additional Guarantor or to evidence the release of any Guarantor from its Subsidiary Guarantee, in each case as provided in the indenture;

(8) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

(9) to evidence or provide for the acceptance of appointment under the indenture of a successor trustee.
      Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Beneficial Owner or Holder of any notes for or as an inducement to any consent to any waiver, supplement or amendment of any terms or provisions of the indenture or the notes, unless such consideration is offered to be paid or agreed to be paid to all Beneficial Owners and Holders of the notes which so consent in the time frame set forth in solicitation documents relating to such consent.
Satisfaction and Discharge
      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder (except as to surviving rights of registration of transfer or exchange of the notes and as otherwise specified in the indenture), when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of fixed maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at fixed maturity or the redemption date, as the case may be.
      In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
Concerning the Trustee
      The trustee, J.P. Morgan Trust Company, National Association, also acts as trustee under the indentures for our outstanding senior subordinated notes.
      If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a Default has occurred and is continuing, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security or indemnity satisfactory to it against any loss, liability or expense.
Governing Law
      The indenture, the notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.
Additional Information
      Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Whiting Petroleum Corporation, 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300, Attention: Vice President, Chief Financial Officer and Treasurer.
Book-Entry, Delivery and Form
      Except as set forth below, notes will be represented by one or more permanent, global notes in registered form without interest coupons (the “Global Notes”).
      The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).
      Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Certificated Notes except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes.
      Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
Depository Procedures
      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
      DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
      DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).
      Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./ N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.
      The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.
      Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
      DTC has advised us that its current practice, at the due date of any payment in respect of securities such as the notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its

Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.
      Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
      DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for definitive notes in registered certificated form (“Certificated Notes”), and to distribute such notes to its Participants.
      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Notes for Certificated Notes
      A Global Note is exchangeable for Certificated Notes in minimum denominations of $1,000 and in integral multiples of $1,000, if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either event the Company fails to appoint a successor depositary within 90 days; or

(2) there has occurred and is continuing an Event of Default and DTC notifies the trustee of its decision to exchange the Global Note for Certificated Notes.
      Beneficial interests in a Global Note also may be exchanged for Certificated Notes in the limited other circumstances permitted by the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).
Same-Day Settlement and Payment
      The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
Certain Definitions
      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
      “ACNTA” (Adjusted Consolidated Net Tangible Assets) means (without duplication), as of the date of determination:

(1) the sum of:

(a) discounted future net revenue from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Company’s most recently completed fiscal year, which reserve report is prepared or reviewed by independent petroleum engineers as to reserves accounting for at least 80% of all such discounted future net revenue and by the Company’s petroleum engineers with respect to any other such reserves covered by such report, as increased by, as of the date of determination, the discounted future net revenue from:

(i) estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such year-end reserve report, and

(ii) estimated crude oil and natural gas reserves of the Company and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil and natural gas reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior year end) due to exploration, development or exploitation, production or other activities which reserves were not reflected in such year-end reserve report, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue attributable to

(iii) estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report produced or disposed of since the date of such year-end reserve report and

(iv) reductions in the estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report since the date of such year-end reserve report attributable to downward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report,

in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided, however, that, in the case of each of the determinations made pursuant to clauses (i) through (iv), such increases and decreases shall be as estimated by the Company’s engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change, then such increases and decreases in the discounted future net revenue shall be confirmed in writing by an independent petroleum engineer;

(b) the capitalized costs that are attributable to crude oil and natural gas properties of the Company and its Restricted Subsidiaries to which no proved crude oil and natural gas reserves are attributed, based on the Company’s books and records as of a date no earlier than the date of the Company’s latest annual or quarterly financial statements;

(c) the Net Working Capital on a date no earlier than the date of the Company’s latest annual or quarterly financial statements; and

(d) the greater of (I) the net book value on a date no earlier than the date of the Company’s latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries as of a date no earlier than the date of the Company’s latest audited financial statements;

(2) minus, to the extent not otherwise taken into account in the immediately preceding clause (1), the sum of:

(a) minority interests;

(b) any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company’s latest audited financial statements;

(c) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company’s year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties;

(d) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company’s year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto; and

(e) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (1)(a) (utilizing the same prices utilized in the Company’s year-end reserve report), would be necessary to satisfy fully the obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.
If the Company changes its method of accounting for its oil and gas properties from the successful efforts method to the full cost method or a similar method of accounting, ACNTA will continue to be calculated as if the Company were still using the successful efforts method of accounting.
      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person was merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Additional Assets” means:

(1) any assets used or useful in the Oil and Gas Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority in any Person that at such time is a Restricted Subsidiary;
provided, however, that any such Restricted Subsidiary described in clause (2) or (3) is primarily engaged in the Oil and Gas Business.
      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.
      “Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any properties or assets (including by way of a Production Payment or sale and leaseback transaction); provided that the disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.
      Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves properties or assets having a fair market value of less than $10.0 million;

(2) a transfer of assets between or among any of the Company and its Restricted Subsidiaries,

(3) an issuance or sale of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4) the sale, lease or other disposition of equipment, inventory, accounts receivable or other properties or assets in the ordinary course of business, including, without limitation, any abandonment, farm-in, farm-out, lease or sublease of any oil and gas properties or the forfeiture or other disposition of such properties pursuant to standard form operating agreements, in each case in the ordinary course of business in a manner customary in the Oil and Gas Business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;

(7) any trade or exchange by the Company or any Restricted Subsidiary of oil and gas properties or other properties or assets for oil and gas properties or other properties or assets owned or held by another Person, provided that the fair market value of the properties or assets traded or exchanged by the

Company or such Restricted Subsidiary (together with any cash) is reasonably equivalent to the fair market value of the properties or assets (together with any cash) to be received by the Company or such Restricted Subsidiary, and provided further that any net cash received must be applied in accordance with the provisions described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(8) the creation or perfection of a Lien (but not the sale or other disposition of the properties or assets subject to such Lien); and

(9) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.

      “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.
      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have correlative meanings.
      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.
      “Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the trustee.
      “Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Denver, Colorado or in New York, New York or another place of payment are authorized or required by law to close.
      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.
      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.
      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets (including Capital Stock of the Restricted Subsidiaries) of the Company and its Restricted Subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.
      “Commission” or “SEC” means the Securities and Exchange Commission.
      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (excluding any interest attributable to Dollar-Denominated Production Payments but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, depletion and amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion and amortization, impairment and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) unrealized non-cash losses resulting from foreign currency balance sheet adjustments required by GAAP to the extent such losses were deducted in computing such Consolidated Net Income; minus

(6) non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business; minus (to the extent included in determining Consolidated Net Income):

(7) the sum of (x) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (y) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments, in each case, on a consolidated basis and determined in accordance with GAAP.
      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included, but only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, partners or members;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) income resulting from transfers of assets (other than cash) between the Company or any of its Restricted Subsidiaries, on the one hand, and an Unrestricted Subsidiary, on the other hand, will be excluded;

(5) any write-downs of non-current assets will be excluded; provided that any ceiling limitation write-downs under Commission guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and

(6) any unrealized non-cash gains or losses or charges in respect of hedge or non-hedge derivatives (including those resulting from the application of FAS 133) will be excluded.
In addition, notwithstanding the preceding, for the purposes of the covenant described under “— Certain Covenants — Restricted Payments” only, there shall be excluded from Consolidated Net Income any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance costs or other charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity.
      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.
      “Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of August 31, 2005, among the Company, Whiting, JP Morgan Chase Bank, N.A., as Administrative Agent, and the other financial institutions party thereto, providing for revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time.
      “Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or secured capital markets financings, in each case with banks or other institutional lenders or institutional investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from (or sell receivables to) such lenders against such receivables), letters of credit or secured capital markets financings, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including refinancing with any capital markets transaction) in whole or in part from time to time.
      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
      “Designated Senior Debt” means:

(1) any Indebtedness outstanding from time to time under the Credit Facilities; and

(2) any other Senior Debt permitted under the indenture the principal amount of which is $50.0 million or more and that is from time to time designated by the Company as “Designated Senior Debt.”
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”
      “Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.
      “Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “Equity Offering” means any public or private sale of Capital Stock (other than Disqualified Stock) made for cash on a primary basis by the Company after the date of the indenture.

      “Exchange Notes” means the notes issued in a Registered Exchange Offer pursuant to the indenture.
      “Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries in existence on the date of the indenture, until such amounts are repaid.
      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the applicable four-quarter reference period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.
      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, subsequent to the commencement of the applicable four-quarter reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of such period, including any Consolidated Cash Flow and any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial or accounting officer of the Company (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.
      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (excluding any interest attributable to Dollar-Denominated Production Payments but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.
      “Foreign Subsidiary” means any Restricted Subsidiary of the Company that was not formed under the laws of the United States or any state of the United States or the District of Columbia and that conducts substantially all of its operations outside the United States.
      “GAAP” means generally accepted accounting principles in the United States, which are in effect on the date of the indenture.
      The term “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness. When used as a verb, “guarantee” has a correlative meaning.
      “Guarantors” means each of:

(1) Whiting Oil and Gas Corporation and Whiting Programs, Inc., each a Delaware corporation, and Equity Oil Company, a Colorado corporation; and

(2) any other Restricted Subsidiary of the Company that becomes a Guarantor in accordance with the provisions of the indenture;
and their respective successors and assigns.
      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person incurred in the normal course of business and consistent with past practices and not for speculative purposes under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements entered into with one of more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in interest rates with respect to Indebtedness incurred and not for purposes of speculation;

(2) foreign exchange contracts and currency protection agreements entered into with one of more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in currency exchanges rates with respect to Indebtedness incurred and not for purposes of speculation;

(3) any commodity futures contract, commodity option or other similar agreement or arrangement designed to protect against fluctuations in the price of oil, natural gas or other commodities used, produced, processed or sold by that Person or any of its Restricted Subsidiaries at the time; and

(4) other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against fluctuations in interest rates, commodity prices or currency exchange rates.
      “Holder” means a Person in whose name a Note is registered.
      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of bankers’ acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,
if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment, but excluding other contractual obligations of such Person with respect to such Production Payment). Subject to the preceding sentence, neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.
      The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) in the case of any Hedging Obligation, the termination value of the agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such date; and

(3) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.
      “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.
      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment made by the Company or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person on the date of any such acquisition in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement not intended as a security agreement.

      “Material Change” means an increase or decrease (excluding changes that result solely from changes in prices and changes resulting from the incurrence of previously estimated future development costs) of more than 25% during a fiscal quarter in the discounted future net revenues from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (1)(a) of the definition of ACNTA; provided, however, that the following will be excluded from the calculation of Material Change:

(1) any acquisitions during the fiscal quarter of oil and gas reserves that have been estimated by independent petroleum engineers and with respect to which a report or reports of such engineers exist; and

(2) any disposition of properties existing at the beginning of such fiscal quarter that have been disposed of in compliance with the covenant described under “— Repurchase of the Option of Holders — Assets Sales.”
      “Material Domestic Subsidiary” means any one Domestic Subsidiary, or any group of two or more Domestic Subsidiaries, that is not a Guarantor at the time of determination and that at such time has either assets or quarterly revenues in excess of 3.0% of the consolidated assets or quarterly revenues of the Company and its Restricted Subsidiaries, in each case based upon the most recent quarterly financial statements available to the Company.
      “Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.
      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).
      “Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale,

(2) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements,

(3) amounts required to be applied to the repayment of Indebtedness, other than under the Credit Facilities, secured by a Lien on the properties or assets that were the subject of such Asset Sale, and

(4) any reserve for adjustment in respect of the sale price of such properties or assets established in accordance with GAAP.
      “Net Working Capital” means:

(1) all current assets of the Company and its Restricted Subsidiaries, minus

(2) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness;
in each case, on a consolidated basis and determined in accordance with GAAP.

      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) is the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.
      “Obligations” means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.
      “Oil and Gas Business” means:

(1) the acquisition, exploration, development, operation and disposition of interests in oil, natural gas and other hydrocarbon properties;

(2) the gathering, marketing, treating, processing (but not refining), storage, selling and transporting of any production from those interests; and

(3) any activity necessary, appropriate or incidental to the activities described above.
      “Permitted Business Investments” means Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business, including through agreements, transactions, interests or arrangements that permit one to share risk or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including without limitation:

(1) direct or indirect ownership of crude oil, natural gas, other related hydrocarbon and mineral properties or any interest therein or gathering, transportation, processing, storage or related systems; and

(2) the entry into operating agreements, joint ventures, processing agreements, working interests, royalty interests, mineral leases, farm-in agreements, farm-out agreements, development agreements, production sharing agreements, area of mutual interest agreements, contracts for the sale, transportation or exchange of crude oil and natural gas and related hydrocarbons and minerals, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, partnership agreements (whether general or limited), or other similar or customary agreements, transactions, properties, interests or arrangements and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding, however, Investments in corporations and publicly traded limited partnerships.
      “Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its properties or assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5) any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7) Hedging Obligations permitted to be incurred under the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(8) Permitted Business Investments; and

(9) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (9) that are at the time outstanding, not to exceed the greater of $40.0 million and 2.5% of ACNTA.
      “Permitted Junior Securities” means:

(1) Equity Interests in the Company or any Guarantor; or

(2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Subsidiary Guarantees are subordinated to Senior Debt pursuant to the indenture.
      “Permitted Liens” means:

(1) Liens securing any Indebtedness under any of the Credit Facilities or any other Senior Debt;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness and proceeds and products thereof;

(6) Liens existing on the date of the indenture; and

(7) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $25.0 million at any one time outstanding.
      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or the Subsidiary Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantees on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is not incurred by a Restricted Subsidiary of the Company if the Company is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
      Notwithstanding the preceding, any Indebtedness incurred under Credit Facilities pursuant to the covenant “Incurrence of Indebtedness and Issuance of Preferred Stock” shall be subject only to the refinancing provision in the definition of Credit Facilities and not pursuant to the requirements set forth in the definition of Permitted Refinancing Indebtedness.
      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
      “Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.
      “Registered Exchange Offer” has the meaning set forth for such term in the applicable registration rights agreement.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.
      “S&P” refers to Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.
      “Senior Debt” means

(1) all Indebtedness of the Company or any of its Restricted Subsidiaries outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2) any other Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Subsidiary Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

      Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

(a) any intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or any of its Affiliates;

(b) The Company’s 7 1/4% Senior Subordinated Notes due 2012 or the Company’s 7 1/4% Senior Subordinated Notes due 2013 outstanding on the Issue Date or any guarantees thereof; or

(c) any Indebtedness that is incurred in violation of the indenture.
For the avoidance of doubt, “Senior Debt” will not include any trade payables or taxes owed or owing by the Company or any Restricted Subsidiary.
      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.
      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity (other than a partnership) of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or through another Subsidiary, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof), but only if such Person and its Subsidiaries are entitled to receive more than 20% of the assets of such partnership upon its dissolution.
      “Subsidiary Guarantee” means any guarantee by a Guarantor of the Company’s payment Obligations under the indenture and on the notes.
      “Unrestricted Subsidiary” means any Subsidiary of the Company (other than Whiting) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.
      Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee the Board Resolution giving effect to such designation and an officers’

certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant.
      “Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all related undertakings and obligations.
      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      This summary is of a general nature and is included herein solely for informational purposes. It is not intended to be, nor should it be construed as being, legal or tax advice. No representation with respect to the consequences to any particular purchaser of the new notes is made. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.
      The following is a summary of certain material U.S. federal income tax consequences of the exchange offer to holders of the old notes. The discussion does not consider the aspects of the ownership and disposition of the old notes or the new notes. A discussion of the U.S. federal income tax consequences of holding and disposing of the notes is contained in the prospectus with respect to the old notes.
      The following summary deals only with notes held as capital assets by purchasers at the issue price who are U.S. holders and not with special classes of holders, such as dealers in securities or currencies, financial institutions, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, life insurance companies, tax-exempt entities, persons holding senior notes as part of a hedge, conversion, constructive sale transaction, straddle or other risk reduction strategy, and persons whose functional currency is not the U.S. dollar. Persons considering the exchanging old notes for new notes should consult their own tax advisors concerning these matters and as to the tax treatment under foreign, state and local tax laws and regulations. We cannot provide any assurance that the Internal Revenue Service will not challenge the conclusions stated below. We have not sought and will not seek a ruling from the IRS on any of the matters discussed below.
      This summary is based upon the Internal Revenue Code of 1986, Treasury Regulations, IRS rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Changes in this area of law may be applied retroactively in a manner that could cause the income tax consequences to vary substantially from the consequences described below, possibly adversely affecting a U.S. holder. The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of the notes may differ from the treatment described below.

      The exchange of old notes for the new notes under the terms of the exchange offer should not constitute a taxable exchange. As a result:

•	A holder should not recognize taxable gain or loss as a result of exchanging old notes for the new notes under the terms of the exchange offer;

•	The holder’s holding period of the new notes should include the holding period of the old notes exchanged for the new notes; and

•	A holder’s adjusted tax basis in the new notes should be the same as the adjusted tax basis, immediately before the exchange, of the old notes exchanged for the new notes.
PLAN OF DISTRIBUTION
      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                     , all dealers effecting transactions in the Exchange Securities may be required to deliver a prospectus.
      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Securities may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The accompanying letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the accompanying letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
      The validity of the new notes and guarantees will be passed upon by Foley & Lardner LLP.
EXPERTS
      The financial statements, financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Whiting Petroleum Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to a change in Whiting Petroleum Corporation’s method of accounting for asset retirement obligations effective January 1, 2003, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The statements of revenues and direct operating expenses of the oil and gas properties (the North Ward Estes and Ancillary Properties) acquired in October 2004 by Celero Energy, LP for the six months ended June 30, 2005, year ended December 31, 2004, and three months ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The statements of revenues and direct operating expenses of the oil and gas properties (the Postle Properties) acquired in July 2004 by Celero Energy, LP for the six months ended June 30, 2005 and each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      Certain information with respect to our oil and natural gas reserves derived from the reports of Cawley Gillespie & Associates, Inc., R.A. Lenser & Associates, Inc. and Ryder Scott Company, L.P., each independent petroleum engineering consultants, has been incorporated in this prospectus by reference from Whiting Petroleum Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004 on the authority of said firms as experts in petroleum engineering.
      Certain information with respect to the oil and natural gas reserves of the Postle properties we acquired on August 4, 2005 and the North Ward Estes properties we acquired on October 4, 2005 derived from the report of Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants, has been incorporated in this prospectus by reference from Whiting Petroleum Corporation’s Current Report on Form 8-K, dated August 4, 2005, as amended by Whiting Petroleum Corporation’s Current Report on Form 8-K/ A filed with the SEC on September 19, 2005, on the authority of said firm as experts in petroleum engineering.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.
      We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

      We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the notes:

•	our Annual Report on Form 10-K for the year ended December 31, 2004;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	our Current Reports on Form 8-K, dated January 25, 2005, April 11, 2005, July 26, 2005, August 4, 2005 (as amended by Amendment No. 1 thereto on Form 8-K/A filed on September 19, 2005 and Amendment No. 2 thereto on Form 8-K/A filed on September 29, 2005), August 31, 2005, September 19, 2005, September 28, 2005, October 4, 2005 (as amended by Amendment No. 1 thereto on Form 8-K/A filed on November 16, 2005) and December 22, 2005.
      You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290
(303) 837-1661
Attention: Corporate Secretary

GLOSSARY OF OIL AND NATURAL GAS TERMS
      We have included below the definitions for certain oil and natural gas terms used in this prospectus:

“3-D seismic” Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.

“Bbl” One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to oil and other liquid hydrocarbons.

“Bcf” One billion cubic feet of natural gas.

“Bcfe” One billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or NGLs.

“completion” The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

“frac” The process of creating a hydraulic fracture by pumping fluid down an oil or gas well at high pressures for short periods of time. The hydraulic fracture allows hydrocarbons to move more freely through the rocks in which they are trapped.

“Mcf” One thousand cubic feet of natural gas.

“Mcfe” One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or NGLs.

“Mcfe/d” One Mcfe per day.

“MMbbl” One million barrels of oil or other liquid hydrocarbons.

“MMbtu” One million British Thermal Units.

“MMcf” One million cubic feet of natural gas.

“MMcf/d” One MMcf per day.

“MMcfe” One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or NGLs.

“MMcfe/d” One MMcfe per day.

“NGLs” Natural gas liquids.

“PDNP” Proved developed nonproducing.

“PDP” Proved developed producing.

“plugging and abandonment” Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of many states require plugging of abandoned wells.

“pre-tax PV10%” The present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated lease operating expense, production taxes and future development costs, using price and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, or Federal income taxes and discounted using an annual discount rate of 10%. Pre-tax PV10% may be

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considered a non-GAAP financial measure as defined by the SEC. See footnote (4) to the Pro Forma Proved Reserves table in “Prospectus Summary — About Our Company” for more information.

“PUD” Proved undeveloped.

“reservoir” A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

“Tcfe” One trillion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or NGLs.

“working interest” The interest in an oil and natural gas property (normally a leasehold interest) that gives the owner the right to drill, produce and conduct operations on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

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$250,000,000
Whiting Petroleum Corporation
7% Senior Subordinated Notes due 2014

PROSPECTUS

                    , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors And Officers.
      Under the provisions of Section 145 of the Delaware General Corporation Law, Whiting Petroleum Corporation (the “Company”) is required to indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer if the director or officer is successful in the defense of such proceedings. Section 145 also provides that the Company may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys’ fees incurred in connection with such proceedings). In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to the Company (except for expenses allowed by a court).
      The Company’s Amended and Restated Certificate of Incorporation provides for indemnification of directors and officers of the Company to the full extent permitted by applicable law. Under the provisions of the Company’s By-Laws, the Company is required to indemnify officers or directors to a greater extent than under the current provisions of Section 145 of the Delaware General Corporation Law. Except with respect to stockholder derivative actions, the By-Law provisions generally state that the director or officer will be indemnified against expenses, amounts paid in settlement and judgments, fines, penalties and/or other amounts incurred with respect to any threatened, pending or completed proceeding, provided that (i) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.
      The foregoing standards also apply with respect to the indemnification of expenses incurred in a stockholder derivative suit. However, a director or officer may only be indemnified for settlement amounts or judgments incurred in a derivative suit to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
      In accordance with the Delaware General Corporation Law, the Company’s Amended and Restated Certificate of Incorporation contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director’s liability to either the Company or its stockholders, for monetary damages except (i) for breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of are, including any such actions involving gross negligence.
      The Company maintains insurance policies that provide coverage to its directors and officers against certain liabilities.
      The Registration Rights Agreement, dated October 4, 2005, among the Company and the initial purchasers of the Company’s 7% Senior Subordinated Notes due 2014, contains provisions under which the initial purchasers agree to indemnify the directors and officers of the Company against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the directors and officers may be required to make in respect thereof.

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Item 21.	Exhibits and Financial Statement Schedules.
      (a) See the Exhibit Index included immediately preceding the exhibits to this registration statement.
      (b) All of the financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the applicable instructions or are not applicable and therefore have been omitted.

Item 22.	Undertakings.
      (a) Each of the undersigned Registrants hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each of the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      (c) Each of the undersigned Registrants hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.
      (d) Each of the undersigned Registrants hereby undertakes to supply by means of a post effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

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SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, State of Colorado on February 10, 2006.

WHITING PETROLEUM CORPORATION

By:	/s/ James J. Volker

James J. Volker
Chairman, President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ James J. Volker James J. Volker		Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2006

/s/ Michael J. Stevens Michael J. Stevens		Vice President and Chief Financial Officer (Principal Financial Officer)	February 10, 2006

/s/ Brent P. Jensen Brent P. Jensen		Controller and Treasurer (Principal Accounting Officer)	February 10, 2006

* Thomas L. Aller		Director	February 10, 2006

* Graydon D. Hubbard		Director	February 10, 2006

* J.B. Ladd		Director	February 10, 2006

* Palmer L. Moe		Director	February 10, 2006

* Kenneth R. Whiting		Director	February 10, 2006

*By:	/s/ James J. Volker James J. Volker Attorney-in-fact

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on February 10, 2006.

WHITING OIL AND GAS CORPORATION

By:	/s/ James J. Volker

James J. Volker
Chairman, President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James J. Volker James J. Volker	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2006

/s/ Michael J. Stevens Michael J. Stevens	Vice President, Chief Financial Officer and Director (Principal Financial Officer)	February 10, 2006

/s/ Brent P. Jensen Brent P. Jensen	Controller and Treasurer (Principal Accounting Officer)	February 10, 2006

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on February 10, 2006.

WHITING PROGRAMS, INC.

By:	/s/ James J. Volker

James J. Volker
Chairman, President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James J. Volker James J. Volker	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2006

/s/ Michael J. Stevens Michael J. Stevens	Vice President, Chief Financial Officer and Director (Principal Financial Officer)	February 10, 2006

/s/ Brent P. Jensen Brent P. Jensen	Controller and Treasurer (Principal Accounting Officer)	February 10, 2006

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on February 10, 2006.

EQUITY OIL COMPANY

By:	/s/ James J. Volker

James J. Volker
Chairman, President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James J. Volker James J. Volker	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2006

/s/ Michael J. Stevens Michael J. Stevens	Vice President, Chief Financial Officer and Director (Principal Financial Officer)	February 10, 2006

/s/ Brent P. Jensen Brent P. Jensen	Controller and Treasurer (Principal Accounting Officer)	February 10, 2006

EXHIBIT INDEX

Exhibit
Number	Description

3.1	Amended and Restated Certificate of Incorporation of Whiting Petroleum Corporation [Incorporated by reference to Exhibit 3.1 to Whiting Petroleum Corporation’s Registration Statement on Form S-1 (Registration No. 333-107341)].

3.2	Amended and Restated By-laws of Whiting Petroleum Corporation [Incorporated by reference to Exhibit 3.2 to Whiting Petroleum Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 001-31899)].

3.3	Amended and Restated Certificate of Incorporation of Whiting Oil and Gas Corporation [Incorporated by reference to Exhibit 3.3 to Whiting Petroleum Corporation’s Registration Statement on Form S-4 (Reg. No. 333-115957)].

3.4	Amended and Restated By-laws of Whiting Oil and Gas Corporation [Incorporated by reference to Exhibit 3.4 to Whiting Petroleum Corporation’s Registration Statement on Form S-4 (Reg. No. 333-115957)].

3.5	Certificate of Incorporation of Whiting Programs, Inc. [Incorporated by reference to Exhibit 3.5 to Whiting Petroleum Corporation’s Registration Statement on Form S-4 (Reg. No. 333-115957)].

3.6	By-laws of Whiting Programs, Inc. [Incorporated by reference to Exhibit 3.6 to Whiting Petroleum Corporation’s Registration Statement on Form S-4 (Reg. No. 333-115957)].

3.7	Amended and Restated Articles of Incorporation of Equity Oil Company [Incorporated by reference to Exhibit 3.7 to Whiting Petroleum Corporation’s Registration Statement on Form S-3 (Reg. No. 333-121615)].

3.8	Amended and Restated Bylaws of Equity Oil Company [Incorporated by reference to Exhibit 3.8 to Whiting Petroleum Corporation’s Registration Statement on Form S-3 (Reg. No. 333-121615)].

4.1	Indenture, dated as of October 4, 2005, by and among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, Whiting Programs, Inc., Equity Oil Company and J.P. Morgan Trust Company, National Association, as Trustee [Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated October 4, 2005 (File No. 001-31899)].

4.2	Form of New 7% Senior Subordinated Notes due 2014.*

4.3	Registration Rights Agreement, dated October 4, 2005, by and among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, Whiting Programs, Inc., Equity Oil Company and the initial purchasers named therein [Incorporated by reference to Exhibit 4.2 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated October 4, 2005 (File No. 001-31899)].

5.1	Opinion of Foley & Lardner LLP.*

12.1	Statement regarding computation of ratios of earnings to fixed charges.*

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of KPMG LLP.

23.3	Consent of KPMG LLP.

23.4	Consent of Foley & Lardner LLP (contained in Exhibit 5).*

23.5	Consent of Cawley, Gillespie & Associates, Inc., Independent Petroleum Engineers to Whiting Petroleum Corporation.

23.6	Consent of R.A. Lenser & Associates, Inc., Independent Petroleum Engineers to Whiting Petroleum Corporation.

23.7	Consent of Ryder Scott Company, L.P., Independent Petroleum Engineers to Whiting Petroleum Corporation.

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Exhibit
Number	Description

23.8	Consent of Netherland, Sewell & Associates, Inc., Independent Petroleum Engineers to Whiting Petroleum Corporation.

24.1	Powers of Attorney.*

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of J.P. Morgan Trust Company, National Association.*

99.1	Form of Letter of Transmittal.*

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Guidelines for Certification of Taxpayer Identification Number on Form W-9.*

99.4	Form of Letter to Clients.*

99.5	Form of Letter to Registered Holder and/or DTC Participant from Beneficial Owners.*

99.6	Form of Letter to Nominees.*

*	Previously filed.

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